SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chordiant Software, Inc.

(Name of Subject Company)

Chordiant Software, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number of Class of Securities)

Mr. Steven R. Springsteel

Chairman, President, and CEO

Chordiant Software, Inc.

20400 Stevens Creek Blvd., Suite 400

Cupertino, CA 95014

(408) 517-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Nancy H. Wojtas

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Chordiant Software, Inc., a Delaware corporation (“Chordiant” or the “Company”). The address of the principal executive offices of the Company is 20400 Stevens Creek Blvd., Suite 400, Cupertino, California 95014, and its telephone number is (408) 517-6100.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”). As of the close of business on March 12, 2010, there were 30,508,289 shares of Common Stock issued and outstanding. All references herein to “Common Stock” shall be deemed to include all associated rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of July 10, 2008, between the Company and American Stock Transfer & Trust Co. LLC, as amended (the “Rights Agreement”).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Maple Leaf Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”), disclosed in a Tender Offer Statement on Schedule TO, dated March 24, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $5.00 per share, net to the holder thereof in cash without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2010. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 14, 2010 (as such agreement may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among Pegasystems, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than (a) shares of Common Stock owned by Pegasystems, Purchaser or any other wholly owned subsidiary of Pegasystems, (b) shares of Common Stock owned by the Company or any wholly owned subsidiary of the Company, in each case immediately prior to the Effective Time (as defined below) (whether pursuant to the Offer or otherwise), and (c) shares of Common Stock owned by stockholders who have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing and who have properly and validly exercised their dissenters’ rights of appraisal in respect of such shares of Common Stock pursuant to the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes. At the effective time of the Merger (the “Effective Time”), the Company will become a wholly owned subsidiary of Pegasystems. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Pegasystems and Purchaser is 101 Main Street, Cambridge, Massachusetts 02142 and their telephone number is (617) 374-9600.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Pegasystems, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Chordiant Board”) after the first time at which the Purchaser accepts for payment any shares of Common Stock tendered pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Interests of Certain Persons

Certain members of the Company’s management and the Chordiant Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Chordiant Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purpose of determining the entitlements due to executive officers and directors of the Company relating to certain severance and other benefits.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Potential Payments Upon Termination Or Change-In-Control

The Company has in place certain change in control agreements or arrangements with its executive officers that provide for certain payments and benefits to such officers in the event of a change in control of the Company, a termination of employment, or both. The terms of these agreements and arrangements are described under “Potential Payments Upon Termination Or Change-In-Control” in the Information Statement. The following tables provide information concerning the estimated payments and benefits that would be provided to each of the executive officers in connection with completion of the Offer, which would constitute a change in control under the applicable agreements or arrangements.

Potential Payments Upon Change-In-Control — No Termination

The following table provides information concerning the estimated payments and benefits that would be provided to each of the Company’s executive officers upon a change in control and without any concurrent or related termination of employment. Payments and benefits are estimated assuming that the triggering event took place on April 30, 2010, and the price per share of Common Stock is the Offer Price ($5.00). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Option Awards ($)(1)	Restricted Stock Unit Awards ($)(2)	Gross-up Payments ($)	Total ($)
Mr. Springsteel	71,888	1,240,000	—	1,311,888
Mr. Norman	32,483	655,000	—	687,483
Mr. Karnik	26,093	575,000	—	601,093
Mr. Zuckerman	67,823	330,000	—	397,823
Ms. Bruchey	26,093	375,000	—	401,093
Mr. Gerber	31,473	117,500	—	148,973

(1)	The Company’s 2005 Equity Incentive Plan provides for 12-months accelerated vesting of stock options upon a change in control.
(2)	Based upon 100% acceleration of unvested restricted stock units, and the elimination of the holding period to which vested restricted stock units are subject.

Potential Payments Upon Change-In-Control — With Termination

The following table provides information concerning the estimated payments and benefits that would be provided to each of the Company’s executive officers upon a change in control and with a concurrent or related termination of employment. Payments and benefits are estimated assuming that the triggering event took place on April 30, 2010, and the price per share of Common Stock is the Offer Price ($5.00). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Salary Portion or Equivalent ($)(1)	Annual Bonus ($)(2)	Option Awards ($)(3)	Restricted Stock Unit Awards ($)(4)	Gross-up Payments ($)	All Other Compensation ($)(5)	Total ($)
Mr. Springsteel	990,000	940,500	143,775	1,240,000	—	35,186	3,349,461
Mr. Norman	416,250	233,100	74,440	655,000	—	36,064	1,414,854
Mr. Karnik	267,100	161,409	52,187	575,000	—	25,043	1,080,739
Mr. Zuckerman	259,000	125,615	118,895	330,000	—	14,411	847,921
Ms. Bruchey	240,000	120,000	52,185	375,000	—	18,362	805,547
Mr. Gerber	250,000	150,000	49,295	117,500	—	25,043	591,838

(1)	Based on 24-months base salary for Mr. Springsteel, 18-months base salary for Mr. Norman, and 12-months base salary for Messrs. Karnik, Zuckerman and Gerber, and Ms. Bruchey. Payments would be made over the aforementioned periods.
(2)	Based on 24-months annual target bonus for Mr. Springsteel, 18-months annual target bonus for Mr. Norman, and 12-months annual target bonus for Messrs. Karnik, Zuckerman and Gerber, and Ms. Bruchey. Payments would be made over the aforementioned periods.

(3)	Based on 12-months acceleration of stock options under the Company’s 2005 Equity Incentive Plan and acceleration of stock options under the applicable change in control agreement.
(4)	Based upon 100% acceleration of unvested restricted stock units, and the elimination of the holding period to which vested restricted stock units are subject.
(5)	Based on 18-months estimated payments for COBRA premiums for health insurance for Messrs. Springsteel and Mr. Norman, and 12-months estimated payments for COBRA premiums for health insurance for Messrs. Karnik, Zuckerman and Gerber, and Ms. Bruchey. Also includes $3,000 for each of the aforementioned executives for life insurance premiums, to be paid over the periods described in footnote (1) above.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL or any other applicable law and (ii) require the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be, in or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to officers. The provisions also do not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The Company has entered into indemnification agreements with certain of its present and former officers and directors and certain other employees or agents which provide, among other things, that the Company will indemnify such officer, director, employee or agent under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer, employee or agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company’s Amended and Restated Bylaws. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers and certain other employees or agents is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Pegasystems has agreed, during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, to cause the Company and its subsidiaries, and the surviving corporation and its subsidiaries following the Merger, to fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to (i) each indemnification agreement between the Company or any of its subsidiaries and any individual who is or was an officer or director of the Company or any of its subsidiaries, and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws or other similar organizational documents of the Company’s subsidiaries.

In addition, the Merger Agreement provides that during the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, Pegasystems will indemnify and hold harmless each such officer or director in connection with any claim, legal proceeding, arbitration, investigation or inquiry to the extent it arises out of or pertains to any action or omission or alleged action or omission in such individual’s capacity as a director or officer of the Company or any of its subsidiaries, whether occurring prior to, at or after the Acceptance Time.

The Merger Agreement further provides that from the Acceptance Time through the sixth anniversary of the Effective Time, Pegasystems will maintain in effect the current level and scope of the Company’s directors’ and officers’ liability insurance coverage as in effect as of the date of the Merger Agreement, or in lieu of the foregoing, the Company may obtain a prepaid “tail” policy prior to the Acceptance Time, which policy covers those persons who are currently covered by the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of the Merger Agreement for a period ending no later than the sixth anniversary of the Effective Time.

Stock Options and Other Stock Awards

Pursuant to the Merger Agreement, the Company has agreed to take all action necessary to ensure that each outstanding stock option to purchase Common Stock (each a “Company Option”) with a per share exercise price that is less than or equal to $6.00, whether or not vested, will be assumed by Pegasystems and converted into and become an option to purchase shares of common stock of Pegasystems. At the time of assumption, each such Company Option will become exercisable at an exercise price and for a number of shares of Pegasystems common stock based on a conversion ratio specified in the Merger Agreement and will be subject to the same terms as in effect prior to the time of assumption.

Pursuant to the Merger Agreement, the Company has also agreed to take any actions necessary to ensure that each share of Common Stock subject to a restricted stock unit or restricted stock award outstanding immediately prior to the time of assumption will become vested, with the result that no such share of Common Stock will remain subject to repurchase rights in favor of the Company.

As of March 12, 2010, the Company’s directors and executive officers held in the aggregate Company Options to purchase 519,000 shares of Common Stock with exercise prices less than or equal to $6.00 per share that had an aggregate weighted average exercise price of $2.90 per share, 658,500 shares of Common Stock subject to outstanding restricted stock units (of which 516,001 shares were unvested) and 251,088 shares of Common Stock subject to outstanding restricted stock awards (of which 90,000 shares were unvested).

The following table sets forth the gross amount (without taking into account any applicable tax withholding) that would be payable in cash to each of the Company’s directors and executive officers for (a) shares of Common Stock tendered pursuant to the Offer that are not restricted or subject to a holding period, (b) restricted stock awards that would be tendered pursuant to the Offer, including both vested restricted stock awards that remain subject to a holding period (which holding period would terminate in connection with the Offer), and unvested restricted stock awards (the vesting of which would accelerate in full and not become subject to a holding period in connection with the Offer), (c) restricted stock units that would be cashed out in connection with the Offer, including both vested restricted stock units that remain subject to a holding period (which holding period will terminate in connection with the Offer), as well as unvested restricted stock units (the vesting of which would accelerate in full and not become subject to a holding period in connection with the Offer), in each case based on the number of shares, restricted stock awards and restricted stock units held as of March 12, 2010. The table also sets forth the positive difference in value, if any, between the Offer Price and the exercise prices of Company Options (“Spread Value”), whether vested or unvested, held by the Company’s directors and executive officers as of March 12, 2010 that would be assumed in connection with the Offer as described above.

Name	Amount Payable for:			Spread Value of Company Options to be Assumed ($)(3)
	Unrestricted Shares of Common Stock ($) (a)	Restricted Stock Awards ($)(1) (b)	Restricted Stock Units ($)(2) (c)
Daniel A. Gaudreau	—	209,240	—	—
Charles E. Hoffman	—	209,240	—	—
William J. Raduchel, Ph.D.	120,310	209,240	—	32,175
David R. Springett, Ph.D.	—	209,240	—	14,175
Steven R. Springsteel	40,000	—	1,240,000	287,550
Richard G. Stevens	—	209,240	—	—
Allen A.A. Swann	—	209,240	—	—
Marchai B. Bruchey	—	—	375,000	104,370
Raymond A. Gerber	—	—	117,500	125,890
Prashant K. (P.K.) Karnik	—	—	575,000	104,370
Peter S. Norman	—	—	655,000	149,730
David M. Zuckerman	—	—	330,000	271,290

(1)	Includes vested restricted stock awards that remain subject to a holding period (which holding period would terminate in connection with the Offer), as well as unvested restricted stock awards (the vesting of which would accelerate in full and not become subject to a holding period in connection with the Offer).
(2)	Includes vested restricted stock units that remain subject to a holding period (which holding period would terminate in connection with the Offer), as well as unvested restricted stock units (the vesting of which would accelerate in full and not become subject to a holding period in connection with the Offer).
(3)	Includes (i) vested stock options, (ii) unvested stock options (the vesting of would will accelerate in connection with the Offer), and (iii) unvested stock options (the vesting of which would not accelerate in connection with the Offer). To the extent the executive does not continue as an employee of the combined company following the completion of the Offer, he or she will not realize the value of the unvested stock options described in clause (iii).

Employee Benefits

Pursuant to the Merger Agreement, Pegasystems has agreed that all employees of the Company and its subsidiaries who continue employment with Pegasystems, the surviving corporation in the Merger or any of its subsidiaries after the Effective Time (“Continuing Employees”) will, following the Effective Time, (i) be entitled to receive base pay, target bonus opportunities and commission rates, commission targets and employee benefits not less favorable to each such Continuing Employee than those in place with respect to such Continuing Employee as of the date of the Merger Agreement, and (ii) unless the Company’s employee benefit plans are continued, be eligible to participate in Pegasystems’ employee benefit plans (including any equity plans, profit sharing plans, severance plans and health and welfare benefit plans) to the same extent as similarly situated employees of Pegasystems. Subject to the limitations imposed by applicable legal requirements, none of Pegasystems’ covenants with respect to the Company’s employees shall modify the status of any Continuing Employee as an “at will” employee.

The Merger Agreement also provides that if Pegasystems chooses not to maintain one or more of the Company’s employee benefit plans as in effect at the Effective Time, Pegasystems will ensure to the extent permitted by the applicable legal requirements that, as of the time when such plans are not maintained, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits) for service with the Company or its subsidiaries (including any predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Pegasystems or the surviving corporation in the Merger, as applicable, in which such employees become participants. As of the Effective Time, Pegasystems will, or will cause the surviving corporation in the Merger to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company employee benefit plan as of the Effective Time.

If Pegasystems chooses not to maintain one or more of the Company’s employee benefit plans, then with respect to each health or welfare benefit plan maintained by Pegasystems or the surviving corporation in the Merger for the benefit of Continuing Employees, to the extent permitted by applicable legal requirements and by the terms of such plan, Pegasystems will (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar plan of the Company for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Pegasystems or the surviving corporation in the Merger, as applicable, for the plan year in which the Effective Time occurs.

The Merger Agreement also provides that Pegasystems will cause the surviving corporation in the Merger to assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company and its subsidiaries.

Tender and Voting Agreements

As an inducement for Pegasystems and Purchaser to enter into the Merger Agreement, each of the directors and executive officers of the Company, who collectively hold approximately 1% of the outstanding shares of Common Stock, each entered into tender and voting agreements with Pegasystems and Purchaser dated as of March 14, 2010 (the “Tender Agreements”). Pursuant to the Tender Agreements, each such person agreed, among other things, to tender all of such person’s shares of Common Stock (beneficially owned or acquired prior to any termination of such Tender Agreements) in the Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement and against any alternative transaction or any action that would reasonably be expected to result in the failure of any condition of the Offer to be satisfied. Concurrently with executing the Tender Agreements, each of the directors and executive officers delivered an irrevocable proxy authorizing representatives of Pegasystems to vote such person’s shares of Common Stock as described above. The Tender Agreements terminate upon any termination of the Merger Agreement in accordance with its terms.

The foregoing summary and description of the Tender Agreements are qualified in their entirety by reference to the form of Tender and Voting Agreement, which is filed as Exhibit (e)(3) hereto, and is incorporated herein by reference.

Representation on the Chordiant Board

The Merger Agreement provides that, if requested by Pegasystems, following the Acceptance Time, Chordiant will, subject to compliance with applicable legal requirements, use commercially reasonable efforts to take all actions necessary to cause persons designated by Pegasystems to become directors of the Company so that the total number of such directors designated by Pegasystems equals that number of directors, rounded up to the next whole number, determined by multiplying (i) the total number of directors on the Chordiant Board by (ii) the percentage that the number of shares of Common Stock purchased by Purchaser pursuant to the Offer bears to the total number of shares of Common Stock issued and outstanding at the Acceptance Time. Notwithstanding the foregoing, until the Effective Time, the Chordiant Board will always have at least two directors who, while on the Chordiant Board, are not affiliates, representatives or designees of Pegasystems and were members of the Chordiant Board prior to the date of the Merger Agreement, or who are successors of such directors meeting certain qualifications set forth in the Merger Agreement.

(b) Arrangements with Purchaser and Pegasystems.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase entitled “The Transaction Documents” and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase entitled “Conditions to Purchaser’s Obligations” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that the Company, Pegasystems and Purchaser made to and solely for the benefit of each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered to Pegasystems and Purchaser in connection with signing the Merger Agreement. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to investors and security holders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Confidentiality Agreement

On February 16, 2009 (the “Effective Date”), the Company and Pegasystems entered into a Confidentiality Agreement, which was subsequently amended on March 16, 2009, March 2, 2010 and March 3, 2010 (as amended, the “Confidentiality Agreement”), under which Pegasystems agreed, among other things, that for a period of 18 months beginning on the Effective Date, Pegasystems and its representatives would not acquire any securities or assets of the Company, make or in any way participate in any solicitation of proxies with respect to any securities of the Company, effect any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any of the Company’s securities or assets, make any public announcement regarding the foregoing, or seek to control the management, Chordiant Board or policies of the Company, provided, however, that the foregoing restrictions do not prohibit Pegasystems in any way from making non-public offers or non-public proposals addressed to the Chordiant Board. In addition, each of Pegasystems and the Company agreed, among other things, that for a period of 18 months beginning on the Effective Date, that it and its respective representatives would not solicit for employment the other party’s employees. The Confidentiality Agreement also provides each party with access to the other party’s non-public information in connection with undertaking due diligence efforts and negotiation of a possible transaction between the parties.

The foregoing summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto, and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Chordiant Board has unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and at a price and on terms that are in the best interests of the Company and the holders of shares of Common Stock, and (iii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Chordiant Board recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Chordiant Board’s recommendation is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Offer

As part of its ongoing business strategy, the Company’s management has periodically explored and assessed, and discussed with the Chordiant Board, strategic alternatives for the Company, including, among other things, strategies to grow the Company’s business and operations. The Company also periodically explored various strategic opportunities to enhance stockholder value, including acquisitions, divestitures, investments, strategic alliances and business combinations. As part of its exploration of strategic opportunities, the Company has from time to time consulted with financial advisors and has entered into confidentiality and non-disclosure agreements with potential strategic partners and acquirors.

On May 10, 2008, Alan Trefler, Founder and Chief Executive Officer of Pegasystems, contacted Steven R. Springsteel, Chairman of the Board, President and Chief Executive Officer of the Company, by e-mail to express an interest in meeting in person to discuss potential business opportunities between their respective companies. This meeting occurred on May 20, 2008 and, following that meeting, additional conversations were held on July 10, 2008 and November 25, 2008 between Mr. Trefler and Mr. Springsteel during which potential business opportunities between their respective companies were again discussed.

On December 18, 2008, the Company received an unsolicited letter from a large software company (“Suitor A”) offering to acquire the Company at a price of $3.60 per share of Common Stock. Mr. Springsteel, presented the offer to the Chordiant Board at a meeting on December 23, 2008. Representatives of the Company’s management, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the Company’s financial advisor, and Cooley Godward Kronish LLP (“Cooley”), the Company’s outside counsel, were present at the meeting. After discussion, the Chordiant Board determined to reject the offer and Mr. Springsteel delivered a letter to Suitor A conveying such rejection of the offer.

On January 8, 2009, Suitor A orally reiterated to Mr. Springsteel its offer of $3.60 per share of Common Stock. Mr. Springsteel rejected the verbal offer.

On January 28, 2009, the Company received another letter from Suitor A proposing to acquire the Company at a price of $4.50 per share of Common Stock. Mr. Springsteel reviewed the letter with the Chordiant Board later in the day at a regularly scheduled Board meeting. Representatives of the Company’s management, Cooley and Morgan Stanley were present at the meeting, and the Morgan Stanley representatives made a presentation regarding valuation and stock trading data relating to the Company and reviewed the Company’s financial forecasts. Following the presentation, the Chordiant Board decided to schedule another meeting to review additional information the Chordiant Board requested about the Company and to discuss the proposal from Suitor A but instructed the Company’s management to inform Suitor A that it would engage in further discussions regarding a possible transaction provided that an acceptable confidentiality agreement was entered into, which the Company expected would include a “standstill” provision. The Company and Suitor A commenced negotiation of a confidentiality agreement.

On February 2, 2009, the Chordiant Board held a meeting at which the Company’s management and a representative of Cooley participated. Peter Norman, the Company’s Vice President and Chief Financial Officer, reviewed with the Chordiant Board the Company’s financial projections and the materials previously presented by Morgan Stanley at the January 28th meeting. Mr. Norman also presented certain financial information about Suitor A. Mr. Springsteel then provided an update on the discussions with Suitor A regarding a confidentiality agreement. Mr. Springsteel and the other members of the Chordiant Board also discussed certain other companies that might be interested in acquiring the Company. Following these discussions, the Chordiant Board directed management to instruct Morgan Stanley to contact other companies that might be interested in acquiring the Company, that is, a “market check,” to assist the Board in evaluating the offer from Suitor A and perhaps generate a higher offer from a third party or from Suitor A.

Following the meeting, Mr. Springsteel and Morgan Stanley contacted eight companies, one of which was Pegasystems. One company (“Suitor B”) expressed interest in moving forward with discussions and the Company sent a draft confidentiality agreement for review. Two companies declined to engage in discussions and the remaining companies (excluding Pegasystems) expressed some initial interest in a possible transaction but each subsequently declined to further explore a potential transaction and notified Morgan Stanley throughout late February and early March after each party’s respective internal consideration based on the fit of the Company’s business with its own.

In response to an e-mail sent by Mr. Springsteel on February 3, 2009, on February 4, 2009, Mr. Springsteel spoke with Mr. Trefler about a possible transaction, and Mr. Trefler expressed interest in pursuing further discussions. Following the telephone call, the Company sent a draft confidentiality agreement to Pegasystems. Over the course of a couple of weeks, representatives of Pegasystems and Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Pegasystems (“WSGR”), negotiated the terms of the Confidentiality Agreement with representatives of the Company and Cooley.

On February 5, 2009, Mr. Springsteel spoke with a representative of Suitor A to discuss the due diligence process that would commence after a confidentiality agreement was finalized and executed. On February 9, 2009, Suitor A delivered to the Company a written due diligence request contemplating a one-day meeting with the Company’s management.

On February 6, 2009, the Chordiant Board held a meeting, which included management and a representative of Cooley. At this meeting, Mr. Springsteel provided an update on the Company’s negotiations with Suitor A on a confidentiality agreement. Mr. Springsteel also updated the Board on discussions with the other companies that had been contacted and reported that the Company had finalized a confidentiality agreement with Pegasystems. Mr. Springsteel and the Chordiant Board also considered other companies that could be contacted in connection with the ongoing “market check” and determined that the likelihood of these other companies making an offer to acquire the Company was remote. The Chordiant Board also discussed the process regarding a possible acquisition of the Company and its related fiduciary duties.

Also on February 6, 2009, the Company and Morgan Stanley entered into a new engagement letter regarding the financial advisory services to be provided by Morgan Stanley.

On February 9, 2009, the independent members of the Chordiant Board and a representative of Cooley met and discussed the offer received from Suitor A and identified additional information that such members would need to make an informed decision regarding the offer.

Also on February 9, 2009, a representative of Pegasystems sent an e-mail to representatives of Morgan Stanley to request certain information about the Company to assist Pegasystems in preparing a proposal regarding a potential transaction.

On February 16, 2009, the Company and Pegasystems entered into the Confidentiality Agreement, which included a “standstill” provision, and Pegasystems engaged in due diligence efforts, including a meeting with representatives of the Company’s management in San Francisco, California.

On February 17, 2009, the Company executed a confidentiality agreement which included a “standstill” provision with Suitor B and Suitor B commenced a due diligence review of the Company.

On February 18, 2009, the Company granted representatives of Pegasystems and its advisors access to an electronic data room containing non-public information concerning the Company.

Late in February 2009, Suitor A’s financial advisor contacted Morgan Stanley a number of times to request additional non-public information about the Company, even though the parties had not executed a confidentiality agreement. The Company and Suitor A continued to negotiate the terms of such a confidentiality agreement but Suitor A was resisting the inclusion of a “standstill” provision.

On February 24, 2009, the Company received a written offer from Pegasystems proposing to acquire the Company at a price ranging from $4.75 to $5.75 per share of Common Stock in cash, subject to the satisfactory completion of Pegasystems’ due diligence review. Later that day, the Chordiant Board held a meeting, which included management and a representative of Cooley. At this meeting, Mr. Springsteel provided an update on recent discussions with Suitor A and the other companies contacted, including the offer received from Pegasystems.

In late February and early March 2009, Pegasystems conducted additional due diligence on the Company to refine its offer price to acquire the Company.

On February 27, 2009, the Chordiant Board held a meeting, which included representatives of the Company’s management, Cooley and Morgan Stanley. Mr. Springsteel and the representatives of Morgan Stanley provided an update on discussions with Suitor A, Pegasystems and the other companies contacted.

On February 27, 2009, Suitor A sent a letter to the Company retracting its then outstanding offer to acquire the Company but noted that it might still be interested in pursuing a possible transaction.

On March 5, 2009, the Chordiant Board held a meeting at which representatives of the Company’s management and Cooley participated. The representatives of Cooley reviewed with the Chordiant Board its fiduciary duties and related matters involved when evaluating a possible sale of the Company.

Also on March 5, 2009, the Company received a letter from one of its large stockholders requesting that the Company put itself on the market, in part, because it felt the Company as a viable standalone company was at high risk. Mr. Springsteel shared a copy of that letter with the Chordiant Board.

On March 6, 2009, the Chordiant Board held a meeting at which representatives of the Company’s management, Cooley and Morgan Stanley participated. The representatives of Cooley updated the Chordiant Board on its fiduciary duties and related matters involved when evaluating a possible sale of the Company. Mr. Springsteel and the representatives from Morgan Stanley also updated the Chordiant Board on the status of discussions with Suitor A, Pegasystems and the other companies contacted. The Chordiant Board reviewed with Morgan Stanley the companies that had been contacted to date and considered whether the universe of contacted companies should be expanded. Morgan Stanley also discussed the Company’s financial projections and matters related to valuation. When the Board considered the status of discussions with Suitor A in particular, it concluded that the Company should re-engage in negotiations by offering a “standstill” provision in the confidentiality agreement that might be acceptable to Suitor A.

On March 6, 2009, Morgan Stanley forwarded, on behalf of the Company, a draft of the Merger Agreement to Pegasystems.

Between March 6, 2009 and March 19, 2009, representatives of Pegasystems and WSGR continued to conduct a due diligence review of the Company, including review of Company documents in the data room and multiple due diligence meetings and conference calls with representatives of the Company.

On March 11, 2009, the Company contacted Suitor A to propose a revised “standstill” provision for the draft confidentiality agreement.

On March 11, 2009, the Company was informed by Suitor B that its pricing committee had approved discussions regarding a possible acquisition of the Company at a price ranging from $3.00 to $3.50 per share of Common Stock. Morgan Stanley, under the direction of the Company, responded that this offer was too low and that it declined to move forward with further discussions.

On March 13, 2009, the Chordiant Board held a meeting at which representatives of Cooley and Morgan Stanley participated. Mr. Springsteel and the representatives from Morgan Stanley updated the Chordiant Board on the status of discussions with Suitor A, Pegasystems and the other companies contacted. After discussion, the Chordiant Board determined that Suitor A’s proposed confidentiality agreement and “standstill” terms were not acceptable and directed Mr. Springsteel to speak with Suitor A’s chief executive officer to further discuss such terms.

On March 14, 2009, the Company executed a confidentiality agreement, which included a “standstill” provision, with Suitor A.

On March 16, 2009, the Company and Pegasystems amended the Confidentiality Agreement to provide for the treatment of the most highly-confidential non-public information concerning the Company by limiting access to such information to certain representatives of Pegasystems and its advisors.

On March 18, 2009, Suitor A engaged in due diligence efforts, including a meeting with representatives of the Company in Menlo Park, California.

On March 19, 2009, the Company received a letter from Pegasystems offering to acquire the Company at a price ranging from $5.20 to $5.50 per share of Common Stock in cash, subject to the satisfactory completion of Pegasystems’ due diligence review, which was accompanied by a markup of the draft of the Merger Agreement that had been previously delivered by Morgan Stanley.

Between March 19, 2009 and April 3, 2009, representatives of Pegasystems and WSGR, as well as other advisors to Pegasystems, continued their due diligence review of the Company.

On March 20, 2009, the Chordiant Board held a meeting at which representatives of the Company’s management, Cooley and Morgan Stanley participated. Morgan Stanley reviewed with the Chordiant Board the status of discussions with Suitor A, Pegasystems and the other companies contacted and also discussed the Company’s financial projections and related valuation matters. The Chordiant Board also specifically discussed the letter and terms of the draft of the Merger Agreement received from Pegasystems the previous day. After discussion, the Chordiant Board determined to continue discussions with Pegasystems.

On March 23, 2009, Suitor A provided the company with an indication of interest to acquire the Company at a price of $4.00 per share of Common Stock.

Also on March 23, 2009, Mr. Trefler and Mr. Springsteel spoke to discuss the March 19 letter, including the Company’s desire for a single price point per share of Common Stock as opposed to a range, as well as the ongoing due diligence process and schedule for the potential transaction.

On March 23 and 27, 2009, the Chordiant Board held meetings at which representatives of the Company’s management, Cooley and Morgan Stanley participated. At these meetings, the Chordiant Board discussed the status of Suitor A’s due diligence review and negotiations with Pegasystems.

On March 24, 2009, representatives of the Company and Morgan Stanley met with Suitor A and its financial advisors to address Suitor A’s due diligence requests.

On April 3, 2009, during a telephone conversation, Mr. Springsteel advised Mr. Trefler that unless a single price point per share of Common Stock was proffered by Pegasystems, the Company intended to terminate Pegasystems’ access to the Company’s data room. Mr. Trefler expressed concern over the Company’s second fiscal quarter operating results and indicated that he wanted to reach out to Pegasystems’ Board of Directors again about pricing. Although additional conversations occurred the same day between representatives of Pegasystems and representatives of Morgan Stanley, an agreement on price per share of Common Stock could not be reached.

On April 3, 2009, the Chordiant Board held a meeting at which representatives of the Company’s management, Cooley and Morgan Stanley participated. At these meetings, the Chordiant Board determined to terminate Pegasystems’ and Suitor A’s access to the Company’s due diligence materials and authorized management to request that each of them return or destroy the Company’s confidential information.

On April 10, 2009, the Company sent a letter to each of Pegasystems and Suitor B to request that it return or destroy the Company’s confidential information.

On April 11, 2009, Marcus Hatfield, Senior Director of Corporate Development at Pegasystems, contacted a representative of Morgan Stanley inquiring on the status of any sale discussions the Company was having with other parties. At that time, Mr. Hatfield indicated that Pegasystems would not re-engage unless there was renewed momentum in the Company’s business.

On May 14, 2009, Pegasystems notified the Company that it had destroyed the Company’s confidential information consistent with the terms of the Confidentiality Agreement. No further discussions were held between Pegasystems and the Company until January 2010.

On May 22, 2009, Suitor B confirmed that it had destroyed the Company’s confidential information consistent with the terms of its confidentiality agreement with the Company.

In June and October 2009, the Company considered acquiring Kana Software, Inc. (“Kana”) and engaged GCA Savvian Advisors, LLC (“Savvian”) as its financial advisor. In October 2009, Kana announced that it had entered into a definitive agreement to be acquired by Accel-KKR, a private equity firm (“AKKR”).

In November 2009, Mr. Springsteel with Morgan Stanley engaged in discussions with a private equity firm (“Suitor C”) regarding a potential strategic partnership.

On November 9, 2009, the Company received a letter from Suitor C proposing a transaction with the Company involving either an acquisition of the entire company or a combination with a company soon to be affiliated with Suitor C. Mr. Springsteel discussed the proposal with the Chordiant Board at several meetings held later in November 2009.

On November 23, 2009, the Company entered into a confidentiality agreement, which contained a “standstill” provision, with Suitor C.

On November 23 and 24, 2009, Suitor C engaged in meetings with representatives of the Company in Cupertino, California.

On November 30, 2009, the Company received a letter from Suitor C proposing to acquire the Company at a price of $4.30 per share of Common Stock.

On December 1, 2009, the Chordiant Board held a meeting at which representatives of the Company’s management, Cooley, Savvian and Morgan Stanley participated. The Chordiant Board discussed Suitor C’s proposal and considered the synergies of combining the Company’s business with that of Suitor C’s soon to be affiliated entity.

On December 2, 2009, the Company’s management and representatives of Morgan Stanley discussed with representatives of Suitor C its proposal to acquire the Company. Mr. Springsteel and Morgan Stanley updated the Chordiant Board on these discussions at a meeting held on December 3, 2009 at which representatives of the Company’s management and Cooley were also present.

On December 5, 2009, the Company received a letter from Suitor C containing a non-binding proposal to acquire the Company either (a) at a price of $4.75 per share by purchasing all of the Company’s securities or (b) at a price of $4.85 per share of Common Stock for 19.9% of the Company’s securities in exchange for a significant minority position of a soon-to-be affiliated entity with Suitor C. The next day, the Chordiant Board met with representatives of the Company’s management, Cooley and Morgan Stanley to discuss the proposal and determined that the Company should move forward with discussions for a possible acquisition of all of the Company’s securities.

On December 7, 2009, the Chordiant Board held a meeting at which representatives of the Company’s management, Cooley and Morgan Stanley participated. Robert Roepke, the Company’s Vice President, Business Planning & Analysis, made a presentation regarding various proposed transactions, including a possible acquisition of Kana, an acquisition by Suitor C and remaining as a standalone company. At this meeting Morgan Stanley also reported that Suitor C had agreed the previous day to increase its offer to acquire all of the Company’s securities for a price of $4.80 per share of Common Stock. After discussion, the Chordiant Board determined to form a negotiating committee (the “Committee”), comprised of William Raduchel, Charles Hoffman and David Springett, to consider and negotiate a possible transaction with Suitor C.

On December 10, 13, and 14, 2009, the Chordiant Board and the Committee held meetings, including representatives of the Company’s management, Cooley and Morgan Stanley, to discuss outstanding issues in the proposed merger agreement with Suitor C. During this period of time, representatives of Cooley and Suitor C’s counsel spoke by telephone and exchanged draft documents to negotiate the terms of the merger agreement. On December 14, 2009, Suitor C ceased communications with the Company, notified Morgan Stanley that it would not be in a position to execute a merger agreement upon the mutually agreed upon time frame set by the parties because it had not completed its due diligence and, on December 15, 2009, the Company sent written confirmation that Suitor C’s exclusivity had terminated.

On December 15, 2009, the Company issued a press release announcing that it held approximately 4.7% of the outstanding shares of Kana and that it intended to vote against the proposed sale of Kana to AKKR. The Company ultimately sold its stock position in Kana after the AKKR transaction was approved by the Kana stockholders.

On December 23, 2009, the Company sent a letter to Suitor C to request that it return or destroy the Company’s confidential information.

On January 5, 2010, the Company received a letter from another of its large stockholders urging that the Company consider strategic and financial alternatives.

On January 6, 2010, a representative of Pegasystems contacted representatives of Morgan Stanley to get an update on the Company’s business and discuss a potential transaction between Pegasystems and the Company.

Later on January 6, 2010, the Company received an unsolicited offer from CDC Software Corporation (“CDC”) to acquire the Company for $3.46 per share of Common Stock in cash and stock, and later in the day, CDC issued a press release announcing that it was seeking to acquire the Company.

Also on January 6, 2010, representatives of Bridge Street Advisory Services, a division of Financial Telesis Inc., financial advisor to Pegasystems (“Bridge Street”), contacted representatives of Morgan Stanley to discuss the CDC proposal.

On January 7, 2010, representatives of Morgan Stanley called a representative of Pegasystems to indicate that the Chordiant Board would be meeting in response to the CDC proposal. During that call, representatives of Morgan Stanley offered, if the Chordiant Board elected to start a process in light of the CDC proposal, to have the Company’s management host a conference call with Pegasystems’ management to provide an update on the Company’s business.

On January 8, 2010, the Chordiant Board held a meeting, which included representatives of the Company’s management, Cooley and Morgan Stanley, to discuss the CDC proposal. The Chordiant Board determined to reject the proposal and also authorized management to provide certain non-public information to potential acquirers that had previously executed a confidentiality agreement with the Company.

On January 11, 2010, the Company issued a press release announcing that it had rejected the offer from CDC.

On January 13, 2010, Suitor C confirmed that it had destroyed the Company’s confidential information consistent with the terms of its confidentiality agreement with the Company.

On January 14, 2010, CDC announced that it had withdrawn its offer to acquire the remaining 98.7% of the outstanding shares of Common Stock and that CDC had sold its 392,762 shares of Common Stock, representing a 1.3% stake in the Company.

On January 20, 2010, representatives the Company and Morgan Stanley spoke with representatives of Pegasystems and Bridge Street to review the Company’s financial results for the three month period ending December 31, 2009.

In late January/early February 2010, the Company received unsolicited indications of interest in acquiring the Company from six companies, including Pegasystems, Suitor A, Suitor B, a private equity firm (“Suitor D”), one privately-held software company (“Suitor E”) and another private equity firm (“Suitor F”). In response to the inquiries from Suitor A, who, on January 19, 2010, entered into an amendment to its previously executed confidentiality agreement extending the terms of certain provisions, and Suitor B, who had previously executed a confidentiality agreement with the Company, the Company provided additional financial information.

On January 27, 2010, the Chordiant Board held a meeting, which included representatives of the Company’s management, Cooley and Morgan Stanley, during which it reviewed the chronology of the CDC proposal, the January 5th letter from one of the Company’s large stockholders, and received an update on the discussions the Company and Morgan Stanley were having with third parties relating to a possible acquisition of the Company.

On January 28, 2010, the Company entered into a confidentiality agreement, which included a “standstill” provision, with Suitor D.

The Company held various meetings in the January/February 2010 timeframe with Suitor A, Pegasystems and Suitor D to update them on the current operations of the Company.

In February 2010, the Company reconnected with Suitor C to discuss a possible acquisition transaction. Suitor C declined to continue further discussions on such a transaction.

On February 15, 2010, Pegasystems made a non-binding written offer and proposed to acquire the Company at a price of $4.75 per share of Common Stock in cash. On February 19, 2010, the Chordiant Board held a meeting, which included representatives of the Company’s management, Cooley and Morgan Stanley, during which it reviewed Pegasystems’ written offer and decided to reject the offer.

On February 19, 2010, representatives of Morgan Stanley, Pegasystems and Bridge Street spoke to discuss the February 15 proposal. Representatives of Morgan Stanley indicated that the $4.75 price per share of Common Stock in Pegasystems’ February 15 proposal would not be acceptable to the Company, and that to move forward with discussions, Pegasystems would need to sign an amendment extending the “standstill” and “non-solicitation of employees” provisions of the Confidentiality Agreement.

On February 21, 2010, Mr. Springsteel and Mr. Trefler spoke to discuss the February 15 proposal. Mr. Springsteel indicated that the price of $4.75 per share of Common Stock in cash set forth in the February 15 letter was unacceptable and that he was not authorized to comment on what price would be acceptable. Mr. Trefler requested approval to gain access to certain due diligence documents that were archived following the discussions between the two companies in the spring of 2009 to enable Pegasystems to refine its proposal with respect to a potential transaction, which access was granted on February 22, 2010.

On February 23, 2010, after being advised that no further offers had been made, the Chordiant Board terminated the existence of the Committee and decided to refocus its and the Company’s continued efforts on maximizing stockholder value through the execution of the Company’s strategy.

On February 25, 2010, Pegasystems proposed to acquire the Company at a price of $5.00 per share of Common Stock in cash, subject to the satisfactory completion of a confirmatory due diligence review by Pegasystems and its advisors, and requesting that the Company grant Pegasystems a short period of exclusivity to complete the transaction.

On February 26, 2010, representatives of Morgan Stanley and representatives of Pegasystems spoke to discuss the terms contained in the February 25 proposal and, if the Chordiant Board approved moving forward, a process for moving forward with further discussion on a potential transaction on an expedited basis.

On February 28, 2010, the Chordiant Board held a meeting, which included representatives of the Company’s management, Cooley and Morgan Stanley, to discuss the new Pegasystems proposal. The Chordiant Board authorized management to permit Pegasystems to continue with its due diligence efforts and to negotiate the terms of the Merger Agreement and instructed management and Morgan Stanley to contact an identified list of companies that either previously expressed an interest in acquiring the Company or that the Company and Morgan Stanley believed to be viable candidates to acquire the Company and determine whether there was any interest by any of those companies in pursuing a transaction with the Company. The Chordiant Board also authorized management to propose to Pegasystems that it would provide a period of exclusive negotiations if Pegasystems were to offer $5.25 per share of Common Stock. The Board also reconstituted the Committee.

On March 1, 2010, representatives of Morgan Stanley spoke to representatives of Pegasystems to indicate that the Chordiant Board had met and reviewed the February 25 proposal, and that the Company was prepared for follow-up discussions and to share additional non-public information. Representatives of Morgan Stanley also indicated that the Chordiant Board was generally not supportive of granting a period of exclusivity, but would offer exclusivity if Pegasystems offered a price of $5.25 per share of Common Stock in cash. Morgan Stanley also reiterated that Pegasystems must sign an amendment extending the “standstill” and “non-solicitation of employees” provisions of the Confidentiality Agreement as a condition to moving forward with further discussions regarding a potential transaction. Representatives of Pegasystems indicated that Pegasystems was not prepared to move beyond the price of $5.00 per share of Common Stock set forth in the February 25 letter. Later that day, representatives of Morgan Stanley spoke again with representatives of Pegasystems and Bridge Street to confirm that Pegasystems’ offer of $5.00 per share of Common Stock in cash was acceptable as a basis upon which to move forward with discussions and negotiation of the terms of the Merger Agreement.

Also on March 1, 2010, Mr. Springsteel met with Mr. Trefler in San Francisco, California to discuss, among other things, the terms of the February 25 proposal and a process for due diligence in furtherance of a potential transaction. Mr. Springsteel reiterated the Chordiant Board’s position that Pegasystems could be granted a period of exclusivity if Pegasystems were to offer a price of $5.25 per share of Common Stock in cash, and that as a condition to any continuing discussions, Pegasystems must sign an amendment extending the “standstill” provisions of the Confidentiality Agreement. Mr. Trefler indicated resistance to executing an extension to the “standstill” provision.

On March 2, 2010, a party claiming to be a financial advisor to CDC Software contacted Morgan Stanley to explore the potential for CDC Software to re-engage in discussions with the Company regarding a potential transaction. Morgan Stanley informed the party that the Chordiant Board would evaluate any forthcoming proposal for a transaction. Subsequent to this conversation, neither the party nor CDC Software contacted the Company or the Company’s representatives regarding a potential transaction.

Also on March 2, 2010, the Company and Pegasystems amended the Confidentiality Agreement to extend the “standstill” provision and between March 3 and March 14, 2010, representatives of Pegasystems and WSGR, as well as Pegasystems’ other advisors, conducted a due diligence review of the Company with the cooperation of the Company and Cooley.

Between March 2 and 5, 2010, multiple meetings were held telephonically and in person between representatives of the Company, Pegasystems and Bridge Street to discuss various financial and business aspects of the Company. These discussions were continued on March 9, 2010. Representatives from Morgan Stanley participated in the March 4, 2010 meetings.

In early March, Morgan Stanley contacted the parties the Chordiant Board had previously authorized to be contacted. These parties included Suitor C, Suitor F, three parties that had been contacted in February 2009 (including Suitor E) and had then declined to engage in discussion regarding a potential transaction and one additional party. Of these parties that Morgan Stanley contacted in early March, only Suitor E elected to engage in further discussions and due diligence regarding a potential transaction.

Commencing March 3, 2010, Pegasystems and WSGR continued their due diligence efforts, including meetings with representatives of the Company in Palo Alto and San Jose, California, and Cambridge, Massachusetts, and representatives of Cooley and WSGR spoke by telephone and exchanged draft documents frequently to negotiate the terms of the Merger Agreement and ancillary documents.

On March 5, 2010, the Company executed a confidentiality agreement, which contained a “standstill” provision, with Suitor E and thereafter representatives of the Company and Morgan Stanley held a due diligence call with Suitor E.

On March 9, 2010, Suitor A’s financial advisor contacted Morgan Stanley to inquire on the status of the Company with respect to a potential transaction. Morgan Stanley informed the party that the Chordiant Board would evaluate any forthcoming proposal for a transaction. Subsequent to this conversation, neither Suitor A nor its financial advisor contacted the Company or its representatives regarding a potential transaction.

Between March 8 and March 12, 2010 representatives of the Company, Pegasystems and their respective legal, financial, accounting and other advisors spoke on multiple occasions to negotiate the terms of the Merger Agreement, and representatives of Cooley and WSGR exchanged multiple drafts of the Merger Agreement, confidential disclosure schedules and the Tender Agreement.

On March 11, 2010, the Company received a non-binding term sheet from Suitor E proposing an acquisition of the Company at a price of $5.00 per share of Common Stock. On March 11, 2010, the Committee met, together with representatives of management, Morgan Stanley and Cooley, to discuss the proposal, the status of the Pegasystems’ negotiations on the Merger Agreement, the status of due diligence and the status of the discussions with the six parties which had been contacted to ascertain their level of interest in acquiring the Company. The Committee instructed Morgan Stanley to contact Suitor E and request that it raise the offer price and also improve the non-monetary terms that were contained in its term sheet.

On the evening of March 11, 2010, the Company received a revised non-binding term sheet from Suitor E proposing an acquisition of the Company at a price of $5.00 per share of Common Stock with non-monetary terms that were improved from the prior term sheet.

On March 12, 2010, the Company provided Suitor E with access to certain non-public information regarding the Company.

On March 12, 2010, the independent members of the Chordiant Board convened a meeting together with a representative of Cooley to discuss the Company’s strategy and management, the Pegasystems’ proposal and the proposal by Suitor E. The independent members of the Chordiant Board concluded that, if the final issues surrounding the Merger Agreement could be resolved and subject to the receipt of a fairness opinion from Morgan Stanley, then the terms of Pegasystems’ proposal would be acceptable to the independent members of the Chordiant Board.

On March 13, 2010, representatives of the Company, Pegasystems and their respective legal and financial advisors had a conference call to discuss the outstanding matters in the Merger Agreement.

On March 14, 2010, Cooley distributed drafts of the Merger Agreement, in substantially final form, to the Chordiant Board, together with related documents for Chordiant Board’s consideration.

On March 14, 2010, Suitor E informed Morgan Stanley that it would not be in a position to improve its $5.00 proposal.

Commencing at approximately 5:00 p.m. Pacific time on March 14, 2010, at a special telephonic meeting of the Chordiant Board, Cooley reviewed with the Chordiant Board certain terms of the Merger Agreement and reviewed with the Chordiant Board its fiduciary duties when evaluating a sale of the Company. Also at this meeting, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of March 14, 2010, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the $5.00 per share in cash to be received by holders of shares of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Certain members of the Company’s management were also in attendance. After discussion, the Chordiant Board unanimously, subject to a satisfactory resolution of the final issues discussed relating to the Merger Agreement by Cooley: (a) determined that the Merger Agreement is advisable; (b) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and at a price and on terms that are in the best interests of the Company and the holders of shares of Common Stock; (c) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (d) recommended that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

On the evening of March 14, 2010, the parties resolved all outstanding contractual issues and Purchaser, Pegasystems and the Company executed and delivered the definitive Merger Agreement as of March 14, 2010. The Company’s directors and executive officers also executed and delivered the Tender Agreements.

On March 18, 2010, the Company sent letters to Suitors A, B, D and E to request that each of them return or destroy the Company’s confidential information.

On March 24, 2010, Purchaser commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Chordiant Board consulted with the Company’s senior management, outside legal counsel and outside financial advisor. In recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company’s stockholders is required by applicable law in order to complete the Merger, the Chordiant Board also considered a number of factors, including the following:

•

the Chordiant Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

•

the Chordiant Board’s belief that the continued volatility in the global economy, and in particular, its impact on the financial services industry, an industry focus for the Company, presents the Company with significant challenges to increase stockholder value as an independent publicly traded company as the Company’s customers and potential customers consider delaying an investment, or in some cases, electing not to invest, in Chordiant’s enterprise solutions designed to optimize customer experiences through effective decision analysis, marketing, selling and servicing efforts;

•

the fact that the Offer Price represents a 31% premium to the closing price of the Common Stock on March 12, 2010, the last trading day prior to the announcement of the execution of the Merger, a 38% premium to the average closing price of the Common Stock over the 30 trading days prior to the announcement of the execution of the Merger Agreement, a 50% premium to the unaffected price of $3.33 as of January 6, 2010, immediately prior to the announcement of CDC Software’s unsolicited bid to acquire the company, and a 74% premium to the average closing price per share of Common Stock for the 30 trading days prior to and including January 6, 2010;

•	the Chordiant Board’s belief that the Offer Price compares very favorably with that of similar acquisition transactions;

•

the fact that the Offer provides for a cash tender offer for all Common Stock held by the Company’s stockholders to be followed by the Merger, which allows the Company’s stockholders to quickly realize a fair value, in cash, for their investment and provides such stockholders certainty of value and liquidity for their shares;

•

the oral opinion of Morgan Stanley, dated March 14, 2010 and subsequently confirmed in writing, to the Chordiant Board that as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the $5.00 per share in cash to be received by the holders of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Morgan Stanley’s written opinion, dated March 14, 2010, is attached hereto as Annex II. Holders of Common Stock are urged to read the Morgan Stanley opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in connection with the opinion. Morgan Stanley’s opinion was addressed to Chordiant Board and only addresses the fairness, from a financial point of view, to the holders of Common Stock of the $5.00 per share in cash consideration to be received by such holders. Morgan Stanley’s opinion does not address the prices at which the Company’s Common Stock will trade at any time and does not constitute an opinion or recommendation to any stockholder as to whether such stockholder should tender any Common Stock pursuant to the Offer or as to how any stockholder should vote on any matter relating to the transactions;

•

the Chordiant Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms’ length negotiations between the Company and its advisors, on the one hand, and Pegasystems and its advisors, on the other hand;

•	the fact that Pegasystems’ and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions;

•

the fact that, under certain circumstances, Purchaser is obligated to extend the Offer for one or more periods of ten business days each to permit the satisfaction of the Offer Conditions if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer;

•

the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Pegasystems’ obligations to purchase shares of Common Stock in the Offer and to close the Merger are subject to limited conditions;

•

the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to Pegasystems of certain matters, provisions regarding further negotiations with Pegasystems and provisions regarding payment of a $5,600,000 cash termination fee), in certain circumstances, the Company may terminate the Merger Agreement in connection with a determination by the Board to enter into a superior transaction with a third party;

•

the fact that the Chordiant Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Chordiant Board determines in good faith constitutes or would reasonably be expected to lead to a superior proposal (as described in the Merger Agreement); and

•	the availability of appraisal rights in connection with the Merger to holders of the Common Stock who comply with all of the required procedures under the DGCL.

The Chordiant Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•

the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated and the effect of public announcement of the Merger Agreement on the operating results of the Company and its ability to attract and retain key management, marketing and technical personnel;

•	the fact that an all cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	the fact that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•

the fact that the Merger Agreement contains certain contractual restrictions on the conduct of the Company’s business prior to the completion of the transaction contemplated by the Merger Agreement; and

•

the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a cash termination fee of $5,600,000 in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions, a change in the Chordiant Board’s recommendation of the transaction to the Company’s stockholders or other circumstances specified in the Merger Agreement.

The Chordiant Board believed that, overall, the potential benefits of the Offer and the Merger to the Chordiant stockholders outweighed the risks concerning the Offer and the Merger.

The foregoing discussion of information and factors considered by the Chordiant Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Chordiant Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Chordiant Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Chordiant Board were aware of the interests of executive officers and directors of Chordiant as described under “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

(c) Intent to Tender.

To the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates, currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not (i) include any shares of Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender, or (ii) apply to certain officers of the Company who have acquired shares of Common Stock in a transaction not exempt from Section 16(b) of the Exchange Act within the past six months. Each of the directors and executive officers of the Company entered into a Tender Agreement with Pegasystems and Purchaser under which each such person agreed, among other things, to tender all of such person’s shares of Common Stock in the Offer and, if necessary, vote such shares in favor of the adoption of the Merger Agreement and against an alternative transaction, as described under “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

(d) Opinion of Chordiant’s Financial Advisor.

Chordiant retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Chordiant Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Chordiant. At the meeting of the Chordiant Board on March 14, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of March 14, 2010, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the $5.00 per share in cash to be received by holders of shares of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of March 14, 2010, is attached to this Schedule 14D-9 as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully. Morgan Stanley’s opinion is directed to the Chordiant Board and addresses only the fairness as of the date of the opinion and from a financial point of view of the $5.00 per share in cash to be received by holders of shares of Common Stock pursuant to the Merger Agreement. It does not address any other aspects of the Offer or Merger and does not constitute a recommendation to any holder of Common Stock as to whether such holder should tender his or her shares in the Offer or as to how such holder should vote at any stockholders’ meeting to be held in connection with the Merger. The summary of the opinion of Morgan Stanley set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Chordiant and Pegasystems, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Chordiant;

•	reviewed certain financial projections prepared by the management of Chordiant;

•	discussed the past and current operations and financial condition and the prospects of Chordiant with senior executives of Chordiant;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared the financial performance of Chordiant and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Chordiant and Pegasystems and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Chordiant, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Chordiant of the future financial performance of Chordiant. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment of any terms or conditions or delay. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Chordiant and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Chordiant’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Common Stock in the transaction contemplated by the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, March 14, 2010. Events occurring after March 14, 2010 may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated March 14, 2010. The various analyses summarized below were based on the closing price for the Common Stock as of March 12, 2010, the last business day prior to the day of the meeting of the Chordiant Board to consider and approve, adopt and authorize the Merger Agreement. This closing price was $3.81 per share. Some of these summaries of financial analyses include information presented in tabular format. To understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis. Morgan Stanley performed a trading range analysis to provide background and perspective with respect to the historical share prices of the Common Stock. Morgan Stanley reviewed the range of closing prices of the Common Stock for various periods ending on March 12, 2010. Morgan Stanley observed the following:

Period Ending March 12, 2010	Range of Closing Prices
Last 30 Trading Days	$3.43 – $3.89
Last Six Months	$2.58 – $4.11
Last Twelve Months	$2.44 – $4.24

Morgan Stanley noted that the consideration per share of $5.00 pursuant to the Merger Agreement reflected a 31% premium to the closing price of a share of Common Stock as of March 12, 2010 and a 38% premium to the average closing price per share of Common Stock for the 30 trading days prior to and including March 12, 2010. Further, Morgan Stanley noted that the consideration per share of $5.00 pursuant to the Merger Agreement reflected a 50% premium to the unaffected price of a share of Common Stock of $3.33 as of January 6, 2010, immediately prior to the announcement of CDC Software’s unsolicited bid to acquire the Company, and a 74% premium to the average closing price per share of Common Stock for the 30 trading days prior to and including January 6, 2010. In addition, Morgan Stanley noted that the aggregate value reflected in the consideration per share of $5.00, defined as total transaction equity value plus total debt less cash and cash equivalents, based on the consideration per share of $5.00, represented a 57% premium to Chordiant’s aggregate value as of March 12, 2010.

Equity Research Analysts’ Price Targets. Morgan Stanley reviewed and analyzed future public market trading price targets for the Common Stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the Common Stock. The range of undiscounted equity research analyst price targets for Chordiant was $4.00 to $5.00 per share of Common Stock.

The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of Chordiant and future financial market conditions.

Comparable Company Analysis. Morgan Stanley compared certain financial information of Chordiant with publicly available consensus equity research estimates for companies that had similar business characteristics to Chordiant. The comparable companies consisted of companies that sell enterprise software products that are directly competitive with the products sold by Chordiant or, stated more generally, sell enterprise application software with estimated revenue scale, revenue growth and operating margins that were comparable to Chordiant’s estimated revenue, revenue growth and operating margins, respectively. This category included the following software companies:

•	Actuate Corporation

•	Callidus Software Inc.

•	Epicor Software Corporation

•	Lawson Software

•	Manhattan Associates, Inc.

•	Saba Software Inc.

•	Unica Corp.

This group of companies is sometimes described herein as Chordiant’s peer group. For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of aggregate value, as defined above, to estimated calendar year 2010 and 2011 revenue (based on publicly available equity research estimates and estimates provided by management); and

•

the ratio of aggregate value to estimated calendar year 2010 and 2011 earnings before interest, taxes, depreciation and amortization (“EBITDA”) (based on publicly available equity research estimates and estimates provided by management).

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples and other statistics of the comparable companies and applied this range of multiples and statistics to the relevant Chordiant financial statistic. For purposes of estimated revenues and EBITDA for calendar year 2010, Morgan Stanley utilized estimates provided by management as of March 2010. In addition, Morgan Stanley also utilized publicly available equity research estimates as of March 12, 2010 for the purposes of estimating EBITDA for the calendar year 2010. Based on the number of shares of Common Stock outstanding and subject to outstanding stock options as of March 12, 2010, Morgan Stanley calculated the implied value per share of Common Stock as follows:

Calendar Year Financial Statistic	Chordiant Financial Statistic ($ in millions)	Comparable Company Multiple Range	Implied Value Per Share for Chordiant
Aggregate Value to Estimated 2010E Revenue	$90	0.7x – 1.7x	$3.63 – $6.34
Aggregate Value to Estimated 2010E EBITDA	$14	6.0x – 10.0x	$4.31 – $6.02
Aggregate Value to median Estimated 2010E EBITDA based on equity research	$6	6.0x – 10.0x	$2.89 – $3.68

No company utilized in the comparable company analysis is identical to Chordiant. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Chordiant, such as the impact of competition on the businesses of Chordiant and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Chordiant or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis. Morgan Stanley calculated a range of equity values per share for Chordiant based on an analysis of (1) the Company’s estimated future earnings, and (2) a range of the multiple of price to estimated earnings per share for the end of calendar year 2010 for Chordiant’s peer group as of March 12, 2010. Morgan Stanley used extrapolations to estimates provided by management for revenue, operating margin and earnings per share as the basis for calendar year 2012 management estimates. Morgan Stanley also reviewed a sensitivity case, which assumed an 8% compound annual growth rate to the 2010E management estimate to derive calendar year 2012 revenue and a 12% operating margin for calendar year 2012. The calculated calendar year 2012 earnings per share for both management estimates and the sensitivity case assumed a 30% tax rate applied to Chordiant’s calendar year 2012 pre-tax income in each case. Morgan Stanley applied a range of price to earnings multiples to derive ranges of future values per share. Morgan Stanley then discounted the ranges of future values per share by a discount rate of 11% to derive ranges of present values per share.

The following table summarizes Morgan Stanley’s analysis:

Calendar Year 2012E Financial Statistic	Chordiant Financial Statistic	Comparable Company Multiple Range	Future Value Per Share of Chordiant	Present Value Per Share of Chordiant
Sensitivity Case Earnings Per Share	$0.31	12.0x – 17.0x	$3.70 – $5.25	$3.06 – $4.34
Management Case Earnings Per Share	$0.40	12.0x – 17.0x	$4.84 – $6.86	$4.00 – $5.67

Leveraged Buyout Analysis. Morgan Stanley also analyzed Chordiant from the perspective of a potential acquirer that was primarily a financial buyer that would effect a leveraged buyout of Chordiant using $30 million of debt. Morgan Stanley observed the transaction prices per share that would be necessary for such an acquirer to achieve certain five-year internal rates of return. The analysis assumed (i) the management estimates through calendar year 2011, and extrapolations to the management estimates for calendar years 2012 to 2014, (ii) monetization of the equity investment through the sale of 100% of Chordiant at the end of calendar year 2014 at a valuation of 7.0x – 9.0x 2014 EBITDA, and (iii) an investor’s targeted five-year internal rate of return of 25% – 35%. The following table summarizes Morgan Stanley’s analysis:

Leveraged Buyout Analysis	Internal Rate of Return Range	Assumed Exit Multiple Range	Implied Value Per Share of Chordiant
Management Case	25% – 35%	7.0x – 9.0x	$3.60 – $4.85

Analysis of Precedent Transactions. Morgan Stanley compared publicly available statistics for 25 selected technology sector transactions between January 1, 2009 and March 12, 2010. The following is a list of these transactions:

Selected Precedent Transactions (Target / Acquirer)

3Com Corporation / Hewlett-Packard Company

Affiliated Computer Services / Xerox Corp.

Aladdin Knowledge Systems Ltd. / Vector Capital

Avocent Corporation / Emerson Electric Co.

Data Domain, Inc. / EMC Corporation

Entrust, Inc. / Thoma Bravo, LLC

Gmarket, Inc. / eBay Inc.

HLTH Corporation / WebMD Health Corp

i2 Technologies, Inc. / JDA Software

Intellon Corporation / Atheros Communications Inc.

Interwoven Inc. / Autonomy Corp. plc

MSC.Software Corporation/ Symphony Technology Group

Omniture Inc. / Adobe Systems Inc.

On2 Technologies Inc. / Google Inc.

Perot Systems Corporation / Dell Inc.

Semitool Inc. / Applied Materials Inc.

SiRF Technology Holdings, Inc. / CSR plc

SkillSoft plc / Investor Group

SPSS Inc. / International Business Machines Corp.

Starent Networks, Corp. / Cisco Systems, Inc.

SumTotal Systems, Inc. / Vista Equity Partners

Sun Microsystems Inc. / Oracle Corp.

Tandberg ASA / Cisco Systems, Inc.

Vignette Corporation / Open Text Corp.

Wind River Systems, Inc. / Intel Corporation

For each transaction noted above, Morgan Stanley noted that the following financial statistics where available for each of the foregoing transactions: (1) implied premium paid to closing share price one trading day prior to announcement of the transaction; and (2) implied premium paid to 30 trading day average closing share price prior to announcement of the transaction. Morgan Stanley compared these premia ranges with both the closing share price and the 30-day average closing price of Common Stock as of (i) March 12, 2010 (the last closing price prior to the announcement of the transaction) and (ii) January 6, 2010 (the last closing price prior to the proposal from CDC Software). The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistic	Reference Range Premium	Implied Value Per Share	Implied Unaffected Value Per Share

Premium to 1-day prior closing share price	20% – 50%	$4.57 – $5.72	$4.00 – $5.00
Premium to 30-day average closing share price	35% – 65%	$4.89 – $5.97	$3.87 – $4.73

Morgan Stanley also compared publicly available statistics for seven selected software transactions between January 1, 2009 and March 12, 2010 where transaction values were less than $1 billion. The following is a list of these transactions:

Entrust, Inc. / Thoma Bravo, LLC

i2 Technologies, Inc. / JDA Software

Interwoven Inc. / Autonomy Corp. plc

Intuit Real Estate Solutions, Inc. / Vista Equity Partners

MSC.Software Corporation / Symphony Technology Group

SumTotal Systems, Inc. / Vista Equity Partners

Vignette Corporation / Open Text Corp.

For the transactions noted above, Morgan Stanley reviewed the aggregate value to the next twelve months revenue of the subject company as projected by equity research analysts’ consensus at the time of the transaction announcement. Morgan Stanley applied a range of these ratios to Chordiant’s next twelve months expected revenue, as estimated by management, to calculate Chordiant’s implied value per share. The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistic	Reference Range	Implied Value Per Share
Aggregate Value to Next Twelve Months Expected Revenue	1.0x – 1.5x	$4.45 – $5.80

No company or transaction utilized in the precedent transaction analysis is identical to Chordiant or the proposed transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Chordiant, such as the impact of competition on the business of Chordiant or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Chordiant or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

In connection with the review of the Offer and Merger by the Chordiant Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any single analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of

Chordiant. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Chordiant. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the $5.00 per share to be received by holders of shares of Common Stock pursuant to the Merger Agreement and in connection with the delivery of its opinion dated March 14, 2010 to the Chordiant Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Common Stock might actually trade.

The consideration was determined through arm’s length negotiations between Chordiant and Pegasystems and was approved by the Chordiant Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific tender offer or merger consideration to Chordiant or the Chordiant Board or that any specific tender offer or merger consideration constituted the only appropriate consideration for the Offer or the Merger.

Morgan Stanley’s opinion and its presentation to the Chordiant Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Chordiant Board with respect to the tender offer or merger consideration or of whether the Chordiant Board would have been willing to agree to a different tender offer or merger consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

The Chordiant Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past two years, Morgan Stanley and its affiliates have provided financial advisory services for Chordiant and received fees for such services. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of Chordiant, Pegasystems or any other parties, commodities or currencies involved in the Offer or Merger.

Under the terms of its engagement letter, Morgan Stanley provided Chordiant financial advisory services and a financial opinion in connection with the Offer and Merger, and Chordiant agreed to pay Morgan Stanley a customary fee, a significant portion of which is contingent upon the acceptance for payment by Purchaser of shares of Common Stock in the Offer. Chordiant has also agreed to reimburse Morgan Stanley for certain of its expenses incurred in performing its services. In addition, Chordiant has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

(e) Financial Projections

The management of Chordiant provided Morgan Stanley with certain non-public business and financial information about Chordiant in connection with the preparation of its fairness opinion and related financial analyses, and provided Pegasystems with these same projections in connection with Pegasystems’ due diligence review. The information provided to Morgan Stanley and Pegasystems included management projections for the periods from the fiscal year 2010 through fiscal year 2012. A summary of these projections is set forth in the following table:

Fiscal Year Ending September 30 Financial Statistic (Excluding Certain Non-Cash Expenses and Nonrecurring Items)	($ in millions)
	Revenue		Gross Profit		Operating Income
	Amount	% Growth	Amount	% Margin	Amount	% Growth
FY 2010E	$87	12%	$63	73%	$9	10%
FY 2011E	$95	9%	$68	72%	$12	13%
FY 2012E	$105	11%	$76	72%	$16	15%

Chordiant’s non-public business and financial information and projections that Chordiant provided to Morgan Stanley and Pegasystems during the course of Morgan Stanley’s fairness analysis or Pegasystems’ due diligence investigation were provided solely in connection with such analysis and investigation, as the case may be, and not expressly for inclusion or incorporation by reference in any documents relating to the Offer, including this Schedule 14D-9. There is no assurance that the financial results embodied in any projections will be realized, or that the assumptions on which they are based will prove to be correct.

Chordiant does not as a matter of course make public any projections as to future performance or earnings, other than occasional limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Pegasystems and Morgan Stanley. The projections set forth above were provided to Morgan Stanley and was part of the information upon which Morgan Stanley, with Chordiant’s consent, relied and performed its financial analysis of Chordiant for the purpose of delivering its fairness opinion, as noted above. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and Chordiant’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. Chordiant’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of Chordiant and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Chordiant’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

Chordiant expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in Chordiant’s Annual Report on Form 10-K for the year ended September 30, 2009, and in the corresponding item of Chordiant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports and in any other filings with the SEC.

The inclusion of the above projections should not be regarded as an indication that any of Chordiant, Morgan Stanley, Pegasystems or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

However, the projections are the projections that Chordiant’s management informed Morgan Stanley is the case that Chordiant’s management believes reflect best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and accordingly, upon which, with Chordiant’s consent, Morgan Stanley relied and performed its financial analysis of Chordiant.

None of Chordiant, Morgan Stanley, Pegasystems or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Chordiant’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Under the terms of its engagement letter, Morgan Stanley provided Chordiant financial advisory services and a financial opinion in connection with the Offer and Merger, and Chordiant agreed to pay Morgan Stanley a customary fee, a significant portion of which is contingent upon the acceptance for payment by Purchaser of shares of Common Stock in the Offer. Chordiant has also agreed to reimburse Morgan Stanley for certain of its expenses incurred in performing its services. In addition, Chordiant has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company and no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Daniel A. Gaudreau	1/27/2010	15,000	$0.00	Grant of restricted stock(1)
Charles E. Hoffman	1/27/2010	15,000	$0.00	Grant of restricted stock(1)
William J. Raduchel	1/27/2010	15,000	$0.00	Grant of restricted stock(1)
David R. Springett	1/27/2010	15,000	$0.00	Grant of restricted stock(1)
Allen A.A. Swann	1/27/2010	15,000	$0.00	Grant of restricted stock(1)
Richard G. Stevens	1/27/2010	15,000	$0.00	Grant of restricted stock(1)
Raymond A. Gerber	2/3/2010	2,500	$0.00	Issuance of Common Stock pursuant to vesting of restricted stock unit (originally granted on February 3, 2009)

(1)	Automatic annual grant pursuant to the Directors’ Plan (as defined in the Information Statement).

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued shares of Common Stock to holders of options to purchase Common Stock upon the exercise of such options by the holders thereof.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Chordiant Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Chordiant Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Pegasystems and Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to the Offer Price up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Pegasystems and Purchaser at the time of exercise of the Top-Up Option, constitutes 10,000 shares more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares. In no event would the Top-Up Option be exercisable for a number of shares of Common Stock greater than the aggregate number of shares of Common Stock authorized and unissued at the time of exercise of the Top-Up Option. Pegasystems or Purchaser may exercise the Top-Up Option at any time at or after the Acceptance Time but before the consummation of the Merger. Under all circumstances where the Minimum Condition (as defined in the Offer to Purchase) is met, Purchaser and Pegasystems could exercise the Top-Up Option and acquire sufficient shares of Common Stock such that Purchaser would own over 90% of the outstanding shares of Common Stock and could approve the Merger under the DGCL without the requirement to convene and hold a vote of the Company’s stockholders. This is because the Company has sufficient authorized but unissued shares of Common Stock to be able to issue such number of shares.

Vote Required to Approve the Merger and DGCL Section 253

The Chordiant Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger. Under all circumstances where the Minimum Condition is met, Purchaser and Pegasystems could exercise the Top-Up Option and acquire sufficient shares of Common Stock such that Purchaser would own over

90% of the outstanding shares of Common Stock and could approve the Merger under the DGCL without the requirement to convene and hold a vote of the Company’s stockholders. This is because the Company has sufficient authorized but unissued shares of Common Stock to be able to issue such number of shares.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Chordiant Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Pegasystems and the Company filed Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Common Stock in the Offer and the Merger on March 18, 2010 and March 19, 2010, respectively, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following Pegasystems’ filing, moved to the next business day if expiration would otherwise fall on a weekend or federal holiday, unless earlier terminated by the FTC and the Antitrust Division or Pegasystems and the Company receive a request for additional information and documentary material prior to that time. If, by the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material from Pegasystems, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days, subject to the same expiration rules above regarding weekends and federal holidays, following the date of Pegasystems’ substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Pegasystems’ consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Pegasystems, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

The Rights Agreement Amendment

In connection with and prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including (i) the approval, execution, delivery or performance of the Merger Agreement, (ii) the acceptance for payment or purchase by Purchaser of Common Stock pursuant to the Offer, (iii) the Merger, (iv) the consummation of any other transaction contemplated by the Merger Agreement, or (v) the announcement of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to Rights Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Litigation Related to the Offer

On March 16, 2010, each of Bruce Bennett and Louis Suba, and on March 22, 2010, Susan Paskowitz, filed separate class action lawsuits in the Superior Court of the State of California, County of Santa Clara, purportedly on behalf of the stockholders of Chordiant, against Chordiant, its directors, certain of its officers, Pegasystems and Purchaser, alleging, among other things, that Chordiant, certain of its officers and its directors, aided and abetted by Pegasystems and Purchaser, breached their fiduciary duties owed to Chordiant stockholders in connection with the proposed acquisition of Chordiant by Pegasystems and Purchaser. The complaints seek, among other things, to enjoin the defendants from completing the acquisition as currently contemplated. Chordiant intends to take all appropriate actions to defend against each lawsuit.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of such holder’s shares. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Chordiant Software, Inc., Attention: Corporate Secretary, 20400 Stevens Creek Blvd., Suite 400, Cupertino, California 95014. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of

Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Pegasystems would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Pegasystems has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 24, 2010.(1)(2)

(a)(1)(B)	Form of Letter of Transmittal.(1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)(2)

(a)(1)(G)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY. (1)(2)

(a)(1)(H)	Summary Newspaper Advertisement as published on March 24, 2010 in The New York Times.(1)

(a)(1)(I)	Joint Press Release of Pegasystems Inc. and Chordiant Software, Inc., dated March 15, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 15, 2010).

(a)(2)	Letter to Stockholders from the Chairman, President and Chief Executive Officer of Chordiant Software, Inc., dated March 24, 2010.(2)

(a)(5)(A)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).(2)

(a)(5)(B)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of Chordiant Software, Inc., dated March 14, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).(2)

(a)(5)(C)	Letter from Chordiant Software, Inc. to customers (incorporated by reference to Schedule 14D-9/C filed by Chordiant Software, Inc. on March 15, 2010).

(a)(5)(D)	Letter from Chordiant Software, Inc. to partners (incorporated by reference to Schedule 14D-9/C filed by Chordiant Software, Inc. on March 15, 2010).

(a)(5)(E)	Letter from Chordiant Software, Inc. to employees (incorporated by reference to Schedule 14D-9/C filed by Chordiant Software, Inc. on March 15, 2010).

(a)(5)(F)	Chordiant Software, Inc. FAQ for key stakeholders (incorporated by reference to Schedule 14D-9/C filed by Chordiant Software, Inc. on March 15, 2010).

(a)(5)(G)	Chordiant Software, Inc. and Pegasystems Inc. presentation to analysts (incorporated by reference to Schedule 14D-9/C filed by Chordiant Software, Inc. on March 15, 2010).

(a)(5)(H)	Transcript of a joint conference call held by Pegasystems Inc. and Chordiant Software, Inc. on March 15, 2010 (incorporated by reference to Schedule 14D-9/C filed by Chordiant Software, Inc. on March 16, 2010).

(e)(1)	Agreement and Plan of Merger, dated March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and Chordiant Software, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on March 15, 2010).

(e)(2)	Form of Indemnity Agreement by and between Chordiant Software, Inc. and certain officers and directors of Chordiant Software, Inc. (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and filed on November 19, 2009).

Exhibit No.	Description
(e)(3)	Form of Tender and Voting Agreement, dated March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and certain stockholders of Chordiant Software, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on March 15, 2010).

(e)(4)	Confidentiality Agreement, dated February 16, 2009, between Chordiant Software, Inc. and Pegasystems Inc., as amended.(1)

(e)(5)	Amendment to Rights Agreement, dated March 14, 2010, by and between Chordiant Software, Inc. and American Stock Transfer & Trust Co. LLC (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 15, 2010).

(e)(6)	1999 Equity Incentive Plan and Form of Stock Option Agreement (incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-1 filed on December 6, 1999).

(e)(7)	1999 Employee Stock Purchase Plan (incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-1 filed on December 6, 1999).

(e)(8)	Amended and Restated 1999 Non-Employee Directors’ Stock Option Plan (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on January 29, 2009).

(e)(9)	Form of Stock Option Agreement for 1999 Non-Employee Directors’ Stock Option Plan (incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-1 filed on January 19, 2000).

(e)(10)	Form of Chordiant Software, Inc. Amended and Restated 1999 Non-Employee Directors’ Stock Option Plan Restricted Stock Award Grant Notice and Chordiant Software, Inc. Amended and Restated 1999 Non-Employee Directors’ Stock Option Plan Restricted Stock Award Agreement (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on January 29, 2009).

(e)(11)	Form of Chordiant Software, Inc. Amended and Restated 1999 Non-Employee Directors’ Stock Option Plan Restricted Stock Award Grant Notice for Non-U.S. Directors and Chordiant Software, Inc. Amended and Restated 1999 Non-Employee Directors’ Stock Option Plan Restricted Stock Award Agreement for Non-U.S. Directors (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on January 29, 2009).

(e)(12)	2000 Nonstatutory Equity Incentive Plan (incorporated by reference to the exhibit filed with the Company’s Registration Statement on Form S-8 filed on August 2, 2000).

(e)(13)	2005 Equity Incentive Plan, as amended (incorporated by reference to the Company’s Schedule 14A filed on December 17, 2008).

(e)(14)	Form of Chordiant Software, Inc. 2005 Equity Incentive Plan Stock Option Grant Notice and Chordiant Software, Inc. 2005 Equity Incentive Plan Stock Option Agreement (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on January 29, 2009).

(e)(15)	Form of Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Grant Notice and Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(16)	Form of Chordiant Software, Inc. 2005 Equity Incentive Plan Stock Option Grant Notice for Non-U.S. Employees and Chordiant Software, Inc. 2005 Equity Incentive Plan Stock Option Agreement for Non-U.S. Employees (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on January 29, 2009).

Exhibit No.	Description
(e)(17)	Form of Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Grant Notice for Non-U.S. Employees and Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Agreement for Non-U.S. Employees (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(18)	Form of 2008-2009 Performance Share Unit Program Award Grant Notice (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 15, 2007).

(e)(19)	Form of Stock Option Agreement for Steven R. Springsteel (incorporated by reference to the exhibit filed with the Company’s Current Report on Form 8-K filed on February 2, 2006).

(e)(20)	2008-2009 Performance Share Unit Program (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 15, 2007).

(e)(21)	A description of certain compensation arrangements between Chordiant Software, Inc. and its executive officers (incorporated by reference to the exhibit filed with the Company’s Current Report on Form 8-K/A filed on November 25, 2008).

(e)(22)	Chordiant Software, Inc. Fiscal Year 2009 Executive Incentive Bonus Plan (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(23)	Form of Director Agreement by and between Chordiant Software, Inc. and certain directors of Chordiant Software, Inc. (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K/T filed on March 29, 2005).

(e)(24)	Board Member Agreement dated March 7, 2006 for Richard Stevens (incorporated by reference to the exhibit filed with the Company’s Current Report on Form 8-K filed on March 10, 2006).

(e)(25)	Chordiant Software, Inc. 2009 Vice President Worldwide Sales Incentive Bonus Plan (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(26)	Chordiant Software, Inc. 2009 Vice President Worldwide Professional Services Incentive Bonus Plan (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(27)	Chordiant Software, Inc. 2009 General Counsel Incentive Bonus Plan (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(28)	Amended and Restated Change of Control Agreement dated November 24, 2008 by and between Chordiant Software, Inc. and Steven R. Springsteel (incorporated by reference to the exhibit filed with the Company’s Current Report on Form 8-K filed on November 25, 2008).

(e)(29)	Amended and Restated Change of Control Agreement dated November 25, 2008 by and between Chordiant Software, Inc. and Peter S. Norman (incorporated by reference to the exhibit filed with the Company’s Current Report on Form 8-K filed on November 25, 2008).

(e)(30)	Amended Form of Change of Control Agreement by and between Chordiant Software, Inc. and certain of its executive officers (incorporated by reference to the exhibit filed with the Company’s Current Report on Form 8-K filed on November 25, 2008).

(e)(31)	Change of Control Agreement dated April 8, 2009 by and between Chordiant Software, Inc. and Marchai Bruchey (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on July 30, 2009).

(e)(32)	Change of Control Agreement dated May 22, 2006 by and between Chordiant Software, Inc. and Frank Florence (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on April 30, 2007).

Exhibit No.	Description
(e)(33)	Separation Agreement dated May 1, 2008 by and between Chordiant Software Inc. and Derek P. Witte (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on July 31, 2008).

(e)(34)	Separation Agreement by and between Chordiant Software, Inc. and David C. Cunningham dated February 13, 2009 (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(35)	Separation Agreement by and between Chordiant Software, Inc. and Charles Altomare dated October 9, 2009 (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 19, 2009).

(e)(36)	Offer Letter dated January 31, 2006 for Steven R. Springsteel (incorporated by reference to the exhibit filed with the Company’s Current Report on Form 8-K filed on February 2, 2006).

(e)(37)	Offer Letter dated February 3, 2008 for Charles Altomare (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 20, 2008).

(e)(38)	Offer Letter dated July 18, 2008 for David Zuckerman (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 20, 2008).

(e)(39)	Offer Letter dated July 19, 2004 for Peter Norman (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 20, 2008).

(e)(40)	Offer Letter dated July 14, 2006 for P.K. Karnik (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 20, 2008).

(e)(41)	Offer Letter dated March 19, 2008 for Raymond Gerber (incorporated by reference to the exhibit filed with the Company’s Annual Report on Form 10-K filed on November 19, 2009).

(e)(42)	Offer Letter dated March 2, 2009 for Marchai Bruchey (incorporated by reference to the exhibit filed with the Company’s Quarterly Report on Form 10-Q filed on May 7, 2009).

(e)(43)	A description of 2010 compensation arrangements between Chordiant Software, Inc. and its directors and executive officers (incorporated by reference to the Company’s Current Report on Form 8-K filed on November 19, 2009).

(e)(44)	Form of Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Grant Notice and Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Agreement (No Holding Period) (incorporated by reference to Exhibit 10.71 of the Company’s Current Report on Form 8-K filed on November 19, 2009).

(e)(45)	Form of Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Grant Notice for Non-U.S. Employees and Chordiant Software, Inc. 2005 Equity Incentive Plan Restricted Stock Unit Agreement for Non-U.S. Employees (No Holding Period) (incorporated by reference to Exhibit 10.72 of the Company’s Current Report on Form 8-K filed on November 19, 2009).

(1)	Incorporated by reference to the Schedule TO filed by Maple Leaf Acquisition Corp. and Pegasystems Inc. on March 24, 2010.
(2)	Included in materials mailed to stockholders of Chordiant Software, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHORDIANT SOFTWARE, INC.

By:	/s/ STEVEN R. SPRINGSTEEL
Name:	Steven R. Springsteel
Title:	Chairman, President and Chief Executive Officer

Dated: March 24, 2010

Annex I — Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II — Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of Chordiant Software, Inc., dated March 14, 2010

Annex III — Section 262 of the Delaware General Corporation Code

ANNEX I

CHORDIANT SOFTWARE, INC.

20400 Stevens Creek Boulevard, Suite 400

Cupertino, California 95014

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being mailed on or about March 24, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Chordiant Software, Inc., a Delaware corporation (“Chordiant” or the “Company”), with respect to the tender offer by Maple Leaf Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”), to the holders of record of shares of common stock, par value $0.001 per share, of Chordiant (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Chordiant. You are receiving this Information Statement in connection with the possible election of persons designated by Pegasystems to at least a majority of the seats on the board of directors of Chordiant (the “Chordiant Board” or the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of March 14, 2010 (the “Merger Agreement”), by and among Pegasystems, Purchaser and Chordiant.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on March 24, 2010 to purchase all of the outstanding shares of Common Stock at a price of $5.00 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated March 24, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 Midnight (one minute past 11:59 p.m.) New York City time, on April 20, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Chordiant’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Pegasystems with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2010.

The Merger Agreement provides that, if requested by Pegasystems, following the first time at which Purchaser accepts for payment any shares of Common Stock tendered pursuant to the Offer (the “Acceptance Time”), Chordiant will, subject to compliance with applicable legal requirements, use commercially reasonable efforts to take all actions necessary to cause persons designated by Pegasystems to become directors of the Company so that the total number of such directors designated by Pegasystems equals that number of directors, rounded up to the next whole number, determined by multiplying (i) the total number of directors on the Chordiant Board by (ii) the percentage that the number of shares of Common Stock purchased by Purchaser pursuant to the Offer bears to the total number of shares of Common Stock issued and outstanding at the Acceptance Time; provided, however, that in no event shall Pegasystems be entitled to designate any directors to serve on the Chordiant Board unless it is the beneficial owner of shares of Common Stock entitling it to exercise at least a majority of the voting power of the outstanding shares of Common Stock. As a result, Pegasystems would have the ability under the Merger Agreement to designate at least a majority of the Chordiant Board. Notwithstanding the foregoing, until the Effective Time (as defined in the Merger Agreement), the Chordiant Board will always have at least two directors who, while on the Chordiant Board, are not affiliates, representatives or designees of Pegasystems and were members of the Chordiant Board prior to the date of the Merger Agreement, or who are successors of such directors meeting certain qualifications set forth in the Merger Agreement (the “Continuing Directors”).

In connection with the foregoing, Chordiant is obligated to use commercially reasonable efforts to secure the resignation of directors or to increase the size of the Company’s board of directors (or both) to the extent necessary to permit Pegasystems’ designees to be elected or appointed to the Chordiant Board in accordance with the Merger Agreement. In addition, from time to time after the Acceptance Time, Chordiant will, subject to compliance with applicable legal requirements, use commercially reasonable efforts to take all action necessary to cause the individuals so designated by Pegasystems to constitute substantially the same percentage (rounding up where appropriate) as is on the Chordiant Board on: (i) each committee of the Chordiant Board, (ii) the board of directors of each Chordiant subsidiary, and (iii) each committee of the board of directors of each Chordiant subsidiary, in each case to the fullest extent permitted by all applicable legal requirements, and specifically including the Marketplace Rules of the NASDAQ Global Market.

Following the election or appointment of Pegasystems’ designees to the Chordiant Board pursuant to the Merger Agreement, and until the Effective Time, the approval of a majority of the Continuing Directors of the Chordiant Board then in office shall be required to authorize (a) any amendment to or termination of the Merger Agreement by the Company, (b) any amendment to the Company’s Certificate of Incorporation or Bylaws adverse to the holders of shares of Common Stock (other than Pegasystems), (c) any extension of time for the performance of any of the obligations or other acts of Pegasystems or Purchaser, (d) any waiver of compliance with any covenant or agreement of Pegasystems or Purchaser or any condition to any obligation of Chordiant or any waiver of any right of Chordiant under the Merger Agreement, (e) any change in the Chordiant Board’s recommendation that its stockholders tender their shares of Common Stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement, and (f) any action required to be taken by the Chordiant Board under the Merger Agreement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the appointment of Pegasystems’ designees to the Chordiant Board. The Merger Agreement provides that Chordiant’s obligation to cause Pegasystems’ designees to be elected or appointed to the Chordiant Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Pegasystems, Purchaser and Pegasystems’ and Purchaser’s designees has been furnished to Chordiant by Pegasystems, and Chordiant assumes no responsibility for the accuracy or completeness of such information.

DESIGNEES OF PEGASYSTEMS AND PURCHASER

Pegasystems has informed Chordiant that it will choose its designees to the Chordiant Board from the executive officers and directors of Pegasystems and/or Purchaser listed in Annex I to the Offer to Purchase, a copy of which is being mailed to stockholders of Chordiant. The information with respect to such individuals in Annex I to the Offer to Purchase is incorporated herein by reference. Pegasystems has informed Chordiant that each of the executive officers and directors of Pegasystems and/or Purchaser listed in Annex I to the Offer to Purchase who may be chosen has consented to act as a director of Chordiant, if so designated.

Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Pegasystems and/or Purchaser listed in Annex I to the Offer to Purchase (1) is currently a director of, or holds any position with, Chordiant, or (2) has a familial relationship with any directors or executive officers of Chordiant. Chordiant has been advised that, to the best knowledge of Purchaser and Pegasystems, none of the executive officers or directors of Pegasystems and/or Purchaser listed in Annex I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Chordiant (except insofar as the Tender and Voting Agreements may be deemed to constitute beneficial ownership, which beneficial ownership Pegasystems and Purchaser disclaim) and none have been involved in any transactions with Chordiant or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Pegasystems has informed Chordiant that, to the best of its knowledge, none of the executive officers or directors of Pegasystems and/or Purchaser listed in Annex I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Pegasystems’ and Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than April 20, 2010, and that, upon assuming office, Pegasystems’ and Purchaser’s designees will thereafter constitute at least a majority of the Chordiant Board. It is currently not known which of the current directors of Chordiant would resign, if any.

CERTAIN INFORMATION CONCERNING CHORDIANT

The authorized capital stock of Chordiant consists of 300,000,000 shares of Common Stock and 51,000,000 shares of preferred stock. As of the close of business on March 12, 2010, 30,508,289 shares of Common Stock (excluding shares of Common Stock held by Chordiant in its treasury) were issued and outstanding, and no shares of preferred stock were issued and outstanding . The Chordiant Board currently consists of seven members.

The Common Stock is the only class of voting securities of Chordiant outstanding that is entitled to vote at a meeting of stockholders of Chordiant. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF CHORDIANT

Set forth below are the name, age and position of each director and executive officer of Chordiant as of December 18, 2009.

Name	Age	Position Held with Chordiant
Daniel A. Gaudreau	62	Director
Charles E. Hoffman	60	Director
William J. Raduchel, Ph.D.	63	Director
David R. Springett, Ph.D.	74	Director
Steven R. Springsteel	52	Director and Chairman of the Board; President and Chief Executive Officer
Richard G. Stevens	63	Director
Allen A.A. Swann	59	Director
Marchai B. Bruchey	52	Senior Vice President and Chief Marketing Officer
Raymond Gerber	49	Senior Vice President, Worldwide Engineering and Chief Technology Officer
Prashant K. (P.K.) Karnik	54	Senior Vice President and General Manager, Worldwide Client Services
Peter S. Norman	52	Senior Vice President and Chief Financial Officer
David M. Zuckerman	45	Vice President, General Counsel and Secretary

Directors

The Chordiant Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Chordiant Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Chordiant Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is elected and qualified. The Chordiant Board presently has seven members. It is the Company’s policy to encourage directors and nominees for director to attend the Company’s annual meetings. Each or our directors attended the 2009 annual meeting of stockholders in person. The following is a brief biography of each director.

Directors Continuing in Office Until the 2011 Annual Meeting

Steven R. Springsteel, age 52, has served as a Director of the Company since January 2004 and has served as the Chairman of the Chordiant Board since November 2006. He has served as our President and Chief Executive Officer since February 2006. From January 2003 to September 2005, he served as Senior Vice President of Finance and Administration and Chief Financial Officer of Verity, Inc., a public intellectual capital management software company, and from September 2005 to December 2005, as its President and Chief Financial Officer, at which point Verity was purchased by Autonomy Corporation, plc. From November 2001 to January 2003, Mr. Springsteel served as the Chief Operating Officer and Chief Financial Officer of Sagent Technology, Inc., a public business intelligence software company, whose assets were acquired by Group 1 Software, Inc. in January 2003. From October 2000 to November 2001, Mr. Springsteel served as the Chief Operating Officer and Chief Financial Officer of NOCpulse, a privately-held software company subsequently acquired by Red Hat. From November 1996 to October 2000, Mr. Springsteel served as our Executive Vice President and Chief Financial Officer. Mr. Springsteel also serves on the boards of Zend Technologies Ltd., a privately-held provider of products and services for PHP applications, and the California State Parks Foundation. Mr. Springsteel holds a Bachelors degree in Business Administration from Cleveland State University.

Richard G. Stevens, age 63, has served on the Chordiant Board since March 2006. Mr. Stevens is the Founder and Managing Director of Hunter Stevens, LLC, a professional services firm he founded in 1995. Prior to founding Hunter Stevens, Mr. Stevens served as a partner with Ernst & Young LLP and Coopers & Lybrand LLP, both of which are public accounting firms. Mr. Stevens currently serves as a director of La Cortez Energy, Inc., an early stage international energy company, and is Chairman of their Audit Committee. Mr. Stevens has previously served as a director and the Chairman of the Audit Committee of Verity, Inc., an intellectual capital management software company, and of Pain Therapeutics, Inc., a biopharmaceutical company. Mr. Stevens holds a Bachelor of Science degree with honors from the University of San Francisco, and is a licensed Certified Public Accountant (CPA) in the State of California and a Certified Fraud Examiner.

Directors Continuing in Office Until the 2012 Annual Meeting

William J. Raduchel, Ph.D., age 63, has served on the Chordiant Board since February 2003, and previously served on the Chordiant Board between August 1998 and May 2001. Since June 2006, Dr. Raduchel has served as a director of Opera Software ASA, a Norwegian web browser company, and since June 2007, as its Chairman of the Board. Since December 2005, Dr. Raduchel has served as a director of Silicon Image, Inc., a provider of semiconductors and intellectual property for the secure storage, distribution and presentation of high-definition content, and from April 2003 until joining their board was a strategic advisor to that company. Since February 2005, he has served as a director of Blackboard Inc., a provider of educational enterprise technology. From March 2004 until June 2006, Dr. Raduchel served as the Chairman, and from May 2004 to February 2006, Chief Executive Officer, of Ruckus Network, Inc., a privately-held digital entertainment network designed specifically for college students. From September 1999 through January 2001, he served as Chief Technology Officer of AOL, becoming Chief Technology Officer of AOL Time Warner (now known as Time Warner Inc.) in January 2001, a position he held through December 2002. Dr. Raduchel received a Bachelor of Arts degree in Economics from Michigan State University, and A.M. and Ph.D. degrees in Economics from Harvard University.

Allen A.A. Swann, age 59, joined the Chordiant Board in February 2008. Since June 2008, Mr. Swann has served as the Business Development Director of Manpower Software plc, a world leader in workforce planning. From January 2006 to May 2008, Mr. Swann was the Interim Sales Director of Manpower Software plc. From March 2001 to October 2004, Mr. Swann was President of International Operations at Chordiant following the merger of Chordiant and Prime Response Ltd. in March 2001. From February 1998 to March 2001, he served in various capacities at Prime Response Ltd., including Senior Vice President of International Operations, President of International Operations, and most recently as Chief Executive Officer. Since June 2008, Mr. Swann has served on the board of directors of Manpower Software plc. From October 2007 to July 2009, Mr. Swann served as Chairman of the Board of CopperEye, a privately-held UK software company that provides enterprise data management solutions. Mr. Swann holds a Bachelor of Science degree in Operational Research and Statistics from Salford University in the United Kingdom.

Directors Continuing in Office Until the 2013 Annual Meeting

Daniel A. Gaudreau, age 62, has served on the Chordiant Board since February 2008. Since April 1997, Mr. Gaudreau has served as Senior Vice President, Operations and Chief Financial Officer of Actuate Corporation, an enterprise reporting and performance management applications company. Prior to joining Actuate, Mr. Gaudreau served as Vice President, Finance and Administration and Chief Financial Officer at Plantronics, Inc., an audio products company. Prior to joining Plantronics, Mr. Gaudreau was Vice President, Finance and Administration and Chief Financial Officer at Ready Systems, a privately-held operating system company. Prior to joining Ready Systems, Mr. Gaudreau was the Controller, U.S. Manufacturing Operations at Apple Computer. Mr. Gaudreau holds a Bachelor of Science degree in Industrial Management from Clarkson University, Potsdam, New York.

Charles E. Hoffman, age 60, has served on the Chordiant Board since January 2005. From June 2001 until his retirement in April 2008, Mr. Hoffman served as the President, Chief Executive Officer and a director of Covad Communications Group, Inc., a nationwide provider of integrated voice and data communications. From January 1998 to June 2001, Mr. Hoffman served as President and Chief Executive Officer of Rogers Wireless, Inc., a Canadian communications and media company. Since July 2009, Mr. Hoffman has served as a director of

Tollgrade Communications, Inc., a provider of network test equipment for the communications service provider market. Since June 2006, Mr. Hoffman has served as a director of Synchronoss Technologies Inc., a provider of on-demand transaction management solutions to the communications service provider market. Mr. Hoffman holds a Bachelor of Science degree and a Masters of Business Administration from the University of Missouri at St. Louis.

David R. Springett, Ph.D., age 74, has served on the Chordiant Board since January 2000. From February 1994 to July 2007, Dr. Springett served as President of the Community College Foundation, an educational foundation. Dr. Springett held various positions during his 26-year career with Xerox Corporation, retiring in 1992 as Vice President of Strategic Marketing. He is a board member of the California Vehicle Foundation and the California State Commission on Welfare Reform and Training. Dr. Springett holds a Bachelor of Science degree in Mechanical Engineering from the University of Toronto and a Doctorate in Engineering from Queens University in Canada.

Executive Officers

Chordiant’s executive officers are: Steven R. Springsteel, Chairman of the Chordiant Board, President, and Chief Executive Officer; Peter S. Norman, Senior Vice President and Chief Financial Officer; Marchai B. Bruchey, Senior Vice President and Chief Marketing Officer; Raymond A. Gerber, Senior Vice President, Worldwide Engineering and Chief Technology Officer; Prashant K. Karnik, Senior Vice President and General Manager, Worldwide Client Services; and David M. Zuckerman, Vice President, General Counsel and Secretary. In addition, during the fiscal year the following individuals also served as executive officers of the Company: David E. Cunningham, former Vice President, Worldwide Sales; Frank J. Florence, former Vice President and Chief Marketing Officer; and Charles A. Altomare, former Vice President, Worldwide Engineering.

Below is a brief biography of each of Chordiant’s executive officers who served during the prior fiscal year, other than Mr. Springsteel. Biographical information for Mr. Springsteel can be found above in the section above titled, “Directors.”

Marchai B. Bruchey, age 52, has served as our Senior Vice President and Chief Marketing Officer since November 2009. From April 2009 through November 2009 she served as our Vice President and Chief Marketing Officer. Prior to joining Chordiant, from January 1998 to October 2008, Ms. Bruchey served in several capacities at Kana Software, Inc., a provider of customer service software solutions, including as Chief Marketing Officer from October 2005 to October 2008, and as Senior Vice President, Global Alliances from January 1999 to October 2005. Prior to Kana, she served for nearly two decades at Digital Equipment Corporation in various sales and marketing capacities. Ms. Bruchey attended Queens University at Charlotte where she studied Marketing & Business Administration, and Central Piedmont Community College where she studied Accounting. Ms. Bruchey sits on the Forrester Research CMO Council and is active in the Association for Strategic Alliance Professionals.

Raymond Gerber, age 49, has served as our Senior Vice President, Worldwide Engineering and Chief Technology Officer since November 2009. He served as our Vice President and Field Chief Technology Officer from September 2008 to November 2009, and as our Vice President, Industry Sales and Support from April 2008 to September 2008. Prior to joining Chordiant, from September 2007 to April 2008, Mr. Gerber served as the President and owner of FirstSecond Technologies, a customer experience improvement technology company. From April 2007 to September 2007, he served as Chief Architect and acting Chief Information Officer, and from September 2005 to April 2007 as Enterprise Architect and Executive Director, of Value Credit, a subsidiary of Compucredit, a lending solutions company. From February 2003 to September 2005, he served as Director, Design and Architecture, of MAPICS, Inc., an enterprise resource planning company which has since been acquired by Infor. Mr. Gerber studied Accounting at the University of South Africa and Rand Afrikaans University.

Prashant K. (P.K.) Karnik, age 54, has served as our Senior Vice President and General Manager, Worldwide Client Services since November 2009. He served as our Vice President and General Manager, Worldwide Professional Services and Products from August 2008 to November 2009, and as our Vice President and General Manager, Worldwide Professional Services from August 2006 to August 2008. From June 2005 to August 2006, Mr. Karnik served as the Senior Vice President of Professional Services for Dorado Corporation, a solution provider for the mortgage industry. From September 2003 to June 2005, he served as the Chief Executive Officer of Datanautics (formerly Accrue Software), a global web analytics company. From June 2001 to August 2003, he served as the Chief Operating Officer of Accrue Software, a web analytics company. From November 1999 to June 2001, he served as the Vice President of Professional Services at Aspect Communications, a customer relationship management company. For over a decade prior to that he held senior management positions within Hewlett Packard’s global services organization. Mr. Karnik holds a Bachelor’s degree in Mechanical Engineering from NIT India, a Master of Science degree in Industrial Engineering from Rutgers University, and a Master of Business Administration from Southern New Hampshire University.

Peter S. Norman, age 52, has served as our Senior Vice President and Chief Financial Officer since November 2009. He served as our Vice President and Chief Financial Officer from March 2006 to November 2009, as our Vice President and Corporate Controller from March 2005 to March 2006, and as a Director of Finance from August 2004 to March 2005. Prior to joining Chordiant, Mr. Norman spent twelve years in the audit practice of KPMG Peat Marwick LLP, most recently as a Senior Manager. Mr. Norman holds a Bachelor of Science degree in Accounting from Humboldt State University. He is a Certified Public Accountant (CPA), a member of the American Institute of Certified Public Accountants, and a member of the California State Society of Certified Public Accountants.

David M. Zuckerman, age 45, has served as our Vice President, General Counsel and Secretary since August 2008. He also serves as our Compliance Officer. From October 2007 to April 2008, Mr. Zuckerman served as Vice President and Associate General Counsel, and from November 2006 to October 2007 as Associate General Counsel, of BEA Systems, Inc., an enterprise infrastructure software company. BEA Systems was acquired by Oracle Corporation, an enterprise software company, in April 2008. From January 2006 to October 2006, he served as Managing Counsel at Oracle Corporation. From March 2004 to May 2005, he served as Senior Corporate Counsel, and from May 2005 to January 2006 as Director, Legal Affairs, of Siebel Systems, Inc., a customer relationship management company. Siebel Systems was acquired by Oracle Corporation in January 2006. From October 2002 to March 2004, he served as Group Manager, Business Development at Siebel Systems, and held several other positions at Siebel Systems commencing in January 2000. Mr. Zuckerman holds a Bachelor of Arts degree in Political Science from Vanderbilt University, a Juris Doctor from The University of Michigan Law School, and a Master in Business Administration from The Wharton School of the University of Pennsylvania.

Former Executive Officers

During the prior fiscal year, the following individuals also served as executive officers of the Company: Charles A. Altomare, former Vice President, Worldwide Engineering; David E. Cunningham, former Vice President, Worldwide Sales; and Frank J. Florence, former Vice President and Chief Marketing Officer.

Charles A. Altomare, age 58, served as Vice President, Worldwide Engineering from February 2008 until his resignation in October 2009. From April 2007 to February 2008, he served as Vice President, Engineering of Starview Technology, Inc., a privately-held provider of real-time process intelligence solutions for the semiconductor and electronics industries. From August 2002 to April 2006, he served as Vice President, Engineering – European Development Center of Business Objects, a provider of business intelligence solutions since acquired by SAP. Mr. Altomare holds a Bachelor of Arts degree in Psychology from Temple University.

David E. Cunningham, age 56, served as our Vice President, Worldwide Sales from November 2007 until his resignation in February 2009. From April 2007 to October 2007, Mr. Cunningham served as Vice President,

Enterprise Software Sales for the Americas Verticals and Global Accounts, and from April 2006 to March 2007 as Vice President, Northeast Area Enterprise Sales, for Symantec Corporation, a security, storage and systems management solutions provider. From August 1998 to March 2006, Mr. Cunningham served in several sales positions at IBM Corporation, including Vice President, Global Competitive Sales, Sales and Distribution from April 2005 to March 2006, and Vice President, Open Infrastructure Offering and Competitive Sales, Systems Group from December 2003 to March 2005. Mr. Cunningham holds a Bachelor of Arts degree in Psychology from the Coe College and a Master of Business Administration from Drake University.

Frank J. Florence, age 56, served as our Vice President and Chief Marketing Officer from May 2006 until his resignation in November 2008. From January 2004 to April 2006, he served as Senior Vice President, Marketing and Corporate Development for Dorado Corporation, a solution provider for the mortgage industry. Mr. Florence holds a Bachelor of Arts degree and a Master of Business Administration from the University of Santa Clara, California.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Independence of the Chordiant Board

As required under the listing standards of the National Association of Securities Dealers Automated Quotations Stock Market (“NASDAQ”), a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. The Chordiant Board consults with the Company’s counsel to ensure that the Chordiant Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, and any of his or her family members, and the Company, its senior management and its independent auditors, the Chordiant Board has affirmatively determined that the following six (6) directors are independent directors within the meaning of the applicable NASDAQ listing standards and the SEC rules: Mr. Gaudreau, Mr. Hoffman, Dr. Raduchel, Dr. Springett, Mr. Stevens and Mr. Swann. In making this determination, the Chordiant Board found that none of these directors or nominees for director had a material or other disqualifying relationship with the Company. Mr. Springsteel, our Chairman, President and Chief Executive Officer, is not an independent director due to his employment with the Company.

Meetings of the Chordiant Board; Lead Independent Director

The Chordiant Board met twenty-six (26) times during the last fiscal year. Each member attended 75% or more of the aggregate number of the meetings of the Chordiant Board and of the committees on which he served held during the period for which he was a director or committee member.

As required under NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. Executive sessions are typically chaired by the Chordiant Board’s Lead Independent Director.

Prior to January 29, 2009, Dr. Springett served as our Lead Independent Director. From January 29, 2009 to the present, Mr. Stevens has served as our Lead Independent Director.

Information Regarding Committees of the Chordiant Board

The Chordiant Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership information for fiscal year 2009 for each of the Chordiant Board committees:

Prior to January 29, 2009

Name	Audit	Compensation	Nominating and Corporate Governance
Daniel A. Gaudreau	X
Charles E. Hoffman		X	X(1)
William J. Raduchel		X(1)
David R. Springett	X	X	X
Steven R. Springsteel
Richard G. Stevens	X(1)
Allen A.A. Swann

(1)	Committee Chairman

January 29, 2009 to present:

Name	Audit	Compensation	Nominating and Corporate Governance
Daniel A. Gaudreau		X
Charles E. Hoffman		X(1)
William J. Raduchel	X(1)
David R. Springett	X		X(1)
Steven R. Springsteel
Richard G. Stevens	X	X	X
Allen A.A. Swann			X

(1)	Committee Chairman

Below is a description of each committee of the Chordiant Board. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. The Chordiant Board has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee is currently composed of Dr. Raduchel, Dr. Springett and Mr. Stevens, each of whom is a non-employee member of the Chordiant Board. Dr. Raduchel serves as the Chairman of the Audit Committee. During the last fiscal year, prior to January 29, 2009, the Audit Committee was comprised of Mr. Gaudreau, Dr. Springett and Mr. Stevens, each of whom is a non-employee member of the Chordiant Board. Mr. Stevens served as the Chairman of the Audit Committee during that time. The Chordiant Board has determined that each of the directors currently serving, or who previously served, on the Audit Committee meets, or then met, the requirements for independence under the NASDAQ listing standards and SEC rules. The Audit Committee met four (4) times during the fiscal year. The Audit Committee operates under a written charter adopted by the Chordiant Board that is available to stockholders on the Company’s website at http://chrd.client.shareholder.com/documents.cfm.

The Audit Committee of the Chordiant Board was established by the Chordiant Board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee performs several functions, including:

•	approving the engagement of the independent auditors and evaluating the performance and assessing the qualifications of the independent auditors;

•	approving the engagement of the independent auditors to perform non-audit services and approving other public accounting firm engagements;

•	monitoring the rotation of partners of the independent auditors on the Company’s audit team;

•	receiving and reviewing written statements from the independent auditors delineating all relationships between the independent auditors and the Company;

•

discussing with management and with the independent auditors the results of the annual audit and the Company’s disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its periodic reports filed with the SEC, and the Company’s guidelines and policies with respect to risk assessment and risk management;

•

reviewing and discussing with the independent auditors, and, if appropriate, management, any management or internal control letter issued, or proposed to be issued, by the independent auditors, and any material conflicts or materials disagreements between management and the independent auditors;

•	conferring with management and the independent auditors regarding the scope, adequacy and effectiveness of internal control over financial reporting;

•

establishing procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•	reviewing the results of management’s efforts to monitor compliance with the Company’s programs and policies designed to ensure adherence to applicable laws and rules.

The Chordiant Board reviews the NASDAQ listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Company’s Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) and Rule 5605(c)(2) of the NASDAQ listing standards). The Chordiant Board has also determined that Dr. Raduchel and Mr. Stevens each qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Chordiant Board made a qualitative assessment of Dr. Raduchel’s and Mr. Stevens’ level of knowledge and experience based on a number of factors, including Dr. Raduchel’s experience as the Chief Financial Officer of a large public company and Mr. Steven’s formal education and experience as a partner in public accounting firms.

Compensation Committee

The Compensation Committee is currently composed of Messrs. Gaudreau, Hoffman and Stevens, each of whom is a non-employee member of the Chordiant Board. Mr. Hoffman serves as the Chairman of the Compensation Committee. During the last fiscal year, prior to January 29, 2009, the Compensation Committee was comprised of Mr. Hoffman, Dr. Raduchel and Dr. Springett, each of whom is a non-employee member of the Chordiant Board. Dr. Raduchel served as the Chairman of the Compensation Committee during that time. The Chordiant Board has determined that each of the directors serving, or who previously served, on the Compensation Committee meets the requirements for independence under NASDAQ listing standards and SEC rules. The Compensation Committee met eleven (11) times during the fiscal year. The Compensation Committee operates under a written charter adopted by our Board that is available to stockholders on the Company’s website at http://chrd.client.shareholder.com/documents.cfm.

Compensation Committee Charter

Under the charter of the Compensation Committee, the purpose of the Compensation Committee is to act on behalf of the Board in overseeing our compensation policies, plans and programs for all employees and to review and recommend to the Board the compensation to be paid to our executive officers and directors. The term compensation includes salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

The Duties of the Compensation Committee

The Compensation Committee acts on behalf of the Board to review, modify and approve the Company’s compensation strategy, policies, plans and programs, including:

•

approving our overall compensation strategy and policies, including reviewing and recommending to the Board corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;

•	evaluating and recommending to the Board the compensation plans and programs advisable for the Company;

•	establishing policies with respect to equity compensation arrangements;

•

reviewing and recommending to the Board the terms of any employment agreements, severance arrangements, change of control arrangements and any other compensatory arrangements for our executive officers and other senior management;

•

determining and recommending to the Board the compensation and other terms of employment of our Chief Executive Officer, and in combination with the Nominating and Corporate Governance Committee, evaluating the Chief Executive Officer’s performance in light of relevant corporate performance goals and objectives;

•

reviewing and recommending to the Board the individual and corporate performance goals and objectives of the Company’s executive officers that are periodically established in conjunction with the Chief Executive Officer;

•	reviewing and approving the corporate performance goals and objectives for the Company that are periodically established;

•	reviewing and recommending to the Board the type and amount of compensation to be paid or awarded to Board members and any programs for director compensation; and

•

adopting, amending, administering, interpreting and terminating as appropriate our stock option and other equity plans, pension and profit sharing plans, stock purchase plans, bonus plans, deferred compensation plans and similar programs.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least once each quarter and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chairman of the Compensation Committee, after receiving the suggestions of the Vice President, Human Resources and Hewitt Associates (“Hewitt”), the compensation consultant to the Compensation Committee. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President, Human Resources typically participate in Compensation Committee meetings, and provide information on our financial forecasts, legal issues associated with proposed compensation structures, and compensation practices at peer companies. However, they do not participate in and are not present during decisions with respect to the amount of their own compensation. From time to time, other members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. Nonetheless, the Compensation Committee meets regularly in executive session to deliberate on and make determinations regarding executive compensation.

The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultants’ reasonable fees and other retention terms. The Compensation Committee may form and delegate authority to subcommittees as it deems appropriate, including subcommittees consisting of one or more members of the Board, to grant stock awards to persons other than executive officers or individuals with respect to whom the Company wishes to comply with Section 162(m) of the Internal Revenue Code.

During the past fiscal year, the Compensation Committee engaged Hewitt as compensation consultants. Hewitt reports directly to the Compensation Committee and does not provide any other services to the Company. The Compensation Committee has requested that Hewitt:

•	evaluate the efficacy of the Company’s existing compensation strategy and practices in supporting and reinforcing the Company’s long-term strategic goals; and

•	assist in refining the Company’s compensation strategy and in developing and implementing an executive compensation program to execute that strategy.

As part of its engagement, Hewitt was requested by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. Hewitt ultimately developed information, data and analysis on compensation trends that were presented to the Compensation Committee for its consideration. Following an active dialogue with Hewitt, the Compensation Committee made recommendations to the Chordiant Board on the specific elements of compensation for the executive officers of the Company. These recommendations were consistent with the analysis provided by Hewitt. These recommendations are discussed in the Compensation Discussion and Analysis section of this Information Statement.

Historically, the Compensation Committee has recommended most significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held prior to and during the first quarter of the fiscal year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee’s process consists of two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted jointly by the Nominating and Corporate Governance Committee and the Compensation Committee after consultation with the other independent members of the Board, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and analyses by the Compensation Committee’s compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal year 2009 are described in greater detail in the Compensation Discussion and Analysis section of this Information Statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently composed of Dr. Springett, Mr. Stevens and Mr. Swann, each of whom is a non-employee member of the Chordiant Board. Dr. Springett serves as the Chairman of the Nominating and Corporate Governance Committee. During the last fiscal year, prior to January 29, 2009, the Nominating and Corporate Governance Committee was comprised of Mr. Hoffman and Dr. Springett, each of whom is a non-employee member of the Chordiant Board. Mr. Hoffman served as the Chairman of the Compensation Committee during that time. The Chordiant Board has determined that each of the directors serving, or who previously served, on the Nominating and Corporate Governance Committee meets the requirements for independence under NASDAQ listing standards and SEC rules. The Nominating and Corporate Governance Committee met four (4) times during the fiscal year. The Nominating and Corporate Governance Committee operates under a written charter adopted by our Board that is available to stockholders on the Company’s website at http://chrd.client.shareholder.com/documents.cfm.

The Nominating and Corporate Governance Committee of the Chordiant Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Chordiant Board), reviewing and evaluating incumbent directors, recommending to the Board candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Chordiant Board, assessing the performance of the Chordiant Board, and developing a set of corporate governance principles for the Company.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company’s stockholders. The Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Chordiant Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, skills, and such other factors as it deems appropriate given the current needs of the Chordiant Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors’ overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors’ independence. In the case of new director candidates, the Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee also determines whether the nominee is independent based upon applicable NASDAQ listing standards, SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates’ qualifications and then selects a nominee for recommendation to the Chordiant Board. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders, who may make written suggestions for nominees to the Chordiant Board in accordance with the Company’s Bylaws.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Chordiant Board has adopted a formal process by which stockholders may communicate with the Board or any of its directors. This information is available on the Company’s website at http://chrd.client.shareholder.com/committees.cfm.

CODE OF ETHICS

The Company has adopted the Chordiant Code of Business Conduct and Ethics that applies to all officers, directors and employees. The Code of Business Conduct and Ethics is available on the Company’s website at http://chrd.client.shareholder.com/documents.cfm. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision thereof to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

CORPORATE GOVERNANCE GUIDELINES

In April 2004, the Chordiant Board documented the governance practices followed by the Company by adopting Corporate Governance Guidelines to ensure that the Chordiant Board will have the necessary authority and practices in place to review and evaluate the Company’s business operations as needed and to make decisions that are independent of the Company’s management. The guidelines are also intended to align the interests of directors and management with those of the Company’s stockholders. The Corporate Governance Guidelines set forth the practices the Chordiant Board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the Chordiant Board to, among other things, reflect changes to NASDAQ listing standards and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002, as amended. The current Corporate Governance Guidelines, as well as the current charters for each committee of the Chordiant Board, may be viewed on the Company’s website at http://chrd.client.shareholder.com/documents.cfm. Such guidelines, policies and charters shall not constitute “soliciting material,” shall not be deemed “filed” with the SEC, and shall not be incorporated by reference into any other company filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except to the extent we specifically incorporate such charters and additional information by reference therein.

DIRECTOR COMPENSATION

The following table shows for the fiscal year ended September 30, 2009 certain information with respect to the compensation of all non-employee directors of the Company:

Director Compensation for Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Restricted Stock ($)(2)	Other Compensation ($)	Total ($)
Daniel A. Gaudreau	61,677	—	60,837	—	122,514
Charles E. Hoffman	73,167	—	60,837	—	134,004
William J. Raduchel	73,167	—	60,837	—	134,004
David R. Springett	79,167	—	60,837	—	140,004
Richard G. Stevens	95,177	8,081	60,837	—	164,095
Allen A.A. Swann	57,129	—	60,837	—	117,966

(1)	The dollar amount in this column represents fees earned or paid in cash for service as a director in the fiscal year. In the fiscal year, prior to November 2008, each director was entitled to receive an annual retainer of $50,000 for service as a member of the Chordiant Board. Additionally, the Chairman of each of the Audit, Compensation and Nominating and Corporate Governance Committees, as well as the Lead Independent Director, was entitled to receive an annual retainer of $20,000. If a single director occupied more than one of these roles, he was entitled to receive only a single $20,000 retainer. A director who was a member of the Audit, Compensation or Nominating and Corporate Governance Committee but who was not the Chairman was entitled to receive a retainer of $5,000 per committee. Directors who served on special committees were entitled to receive $3,000 a month so long as such committee existed. In November 2008, the Chordiant Board modified the structure for cash compensation to directors, effective commencing with the 2009 annual meeting of stockholders, such that the aforementioned retainers were paid quarterly in arrears so long as the director continued to serve on the Chordiant Board or applicable committee. Directors are also eligible for reimbursement for expenses incurred in connection with attendance at meetings of the Chordiant Board in accordance with our policy.
(2)	The dollar amount in this column represents the compensation cost for the year ended September 30, 2009 of stock options or restricted stock awards granted in and prior to fiscal year 2009. These amounts have been calculated in accordance with SFAS 123R, and for stock options, ignoring the estimates of forfeiture and using the Black Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in footnote 12 to our audited financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2009.

Under our Amended and Restated 1999 Non-Employee Directors’ Stock Option Plan, as amended (the “Directors’ Plan”) adopted by our stockholders at the 2008 annual meeting of stockholders, directors no longer receive stock options, and no director received stock options in the last fiscal year. Instead, continuing directors are issued a single grant of restricted stock at each year’s annual meeting equal to $100,000 divided by the fair market value of the Common Stock on the date of the annual meeting. Effective November 2008, the Chordiant Board amended the Directors’ Plan to provide that such annual grants of restricted stock to non-employee directors shall not exceed 15,000 shares. This amendment did not require stockholder approval. These shares of restricted stock vest on the earlier to occur of (1) the next annual meeting or (2) twelve (12) months from the date of grant provided that the director’s service with the Company, whether as an employee, director or consultant, is not interrupted or terminated. Such shares of restricted stock will be subject to a post-vesting holding period, such that the director may not sell or otherwise transfer any of the shares until the earliest of (1) the second anniversary of the vesting date, (2) the closing of a merger or sale of substantially all of the assets of the Company, (3) the certification by the Board that the director has suffered an unforeseeable emergency, or (4) the death or disability of the director. Shares sold or withheld by the Company to cover applicable tax withholdings will not be deemed a violation of this holding period. Any shares of restricted stock that are unvested at the time that the director’s service with the Company is interrupted or terminated, whether as an employee, director or consultant, shall revert to the Company and again become available for issuance under the Directors’ Plan. New non-employee directors receive a grant of restricted stock on substantially the same terms but with the number of shares pro-rated in proportion to the amount time remaining between the grant and the first anniversary of the most recent annual meeting. Subject to the participant’s continuous service, the initial award will vest in substantially equal monthly installments over the initial period (on each monthly anniversary of the grant date), so that the initial grant is fully vested as of the first anniversary of the most recent annual meeting prior to the grant date.

EQUITY COMPENSATION PLAN INFORMATION(1)

The following table provides certain information with respect to all of our equity compensation plans in effect as of September 30, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($/sh) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	3,947,336	7.04	4,600,668	(2)
Equity compensation plans not approved by security holders	333,677	4.64	—

Total	4,281,013	6.82	4,600,668

(1)	Upon our acquisition of Prime Response, Inc. and White Spider Software, Inc. in 2001 and 2000, respectively, we assumed outstanding options of those companies such that these options became exercisable for an aggregate of 307,424 shares of Common Stock at a weighted-average exercise price of $23.03 per share. As of September 30, 2009, 8,181 options of Prime Response, Inc. and White Spider Software, Inc were still outstanding with a weighted-average exercise price of $3.39. The option plans governing these options terminated other than with respect to the outstanding options, and no options will be granted in the future pursuant to these plans. These plans were not approved by our stockholders, as no approval was required. Other than the 8,181 outstanding shares noted above, the shares referenced in this note are not included in any of the numbers set forth in the table.
(2)	Includes 1,687,697 shares under our Employee Stock Purchase Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Compensation Committee has at any time been an officer or employee of the Company. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT(1)

The following table sets forth certain information regarding the ownership of the Common Stock as of March 12, 2010 by (i) each director, (ii) each of the executive officers, (iii) all executive officers and directors of the Company as a group, and (iv) all those known by the Company to be beneficial owners of more than five percent of the Common Stock.

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total
Five Percent Stockholders:
Entities affiliated with Porter Orlin LLC(2)	3,219,600	10.55%
(as of December 31, 2009)
666 5th Avenue, 34th Floor
New York, NY 10103

Entities affiliated with Citadel Advisors LLC(3)	2,186,035	7.17%
(as of December 31, 2009)
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

Cumberland Associates LLC	2,180,946	7.15%
(as of December 31, 2009)
1114 Avenue of the Americas
New York, New York 10036

Paradigm Capital Management, Inc.	2,008,800	6.58%
(as of December 31, 2009)
Nine Elk Street
Albany, New York 12207

Blackrock, Inc.	1,796,979	5.89%
(as of December 31, 2009)
40 East 52nd Street
New York, NY 10022

Entities Affiliated with Mario Gabelli(4)	1,521,306	4.99%
(as of December 31, 2009)
One Corporate Center
Rye, New York 10580

Directors and Executive Officers:
Daniel A. Gaudreau(5)	41,848	*
Charles E. Hoffman(6)	72,848	*
William J. Raduchel(7)	106,910	*
David R. Springett(8)	106,848	*
Steven R. Springsteel(9)	704,559	2.31%
Richard G. Stevens(10)	64,764	*
Allen A.A. Swann(11)	41,848	*
Marchai B. Bruchey(12)	5,104	*
Raymond Gerber(13)	25,936	*
Prashant K. Karnik(14)	136,976	*
Peter S. Norman(15)	176,559	*
David M. Zuckerman(16)	51,353	*

All current executive officers and directors as a group (12 persons)(17)	1,535,553	5.03%

*	Less than one percent.
(1)	This table is based upon information supplied by officers, directors and principal stockholders and Form 4 and Schedules 13D and 13G filed with the Securities and Exchange Commission (the “SEC”). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 30,508,289 shares outstanding on March 12, 2010, adjusted as required by rules promulgated by the SEC.
(2)	Porter Orlin LLC has shared voting and investment power with A. Alex Porter, Paul Orlin, Geoffrey Hulme, and Jonathan W. Friedland as to all of the shares listed above. The data regarding the stock ownership of Porter Orlin LLC is as of December 31, 2009 from the Schedule 13G/A filed by Porter Orlin LLC on February 16, 2010.
(3)	Citadel Advisors LLC (“Citadel Advisors”) has shared voting and investment power with Citadel Investment Group II, L.L.C. (“CIG-II”), Citadel Holdings II LP (“CH-II”), Citadel Global Equities Master Fund Ltd. (“CG”), Citadel Securities LLC, a Delaware limited liability company (“Citadel Securities”), and Mr. Kenneth Griffin as to all of the shares of Common Stock (including options to purchase such shares) listed above. Citadel Advisors is the investment manager for CG and certain segregated accounts. CH-II is the managing member of Citadel Advisors. Citadel Holdings I LP, a Delaware limited partnership (“CH-I”), is the non-member manager of Citadel Securities. CIG-II is the general partner of CH-I and CH-II. Mr. Griffin is the President and Chief Executive Officer of, and owns a controlling interest in, CIG-II.
The data regarding the stock ownership of Citadel Advisors L.L.C is as of December 31, 2009 from the Schedule 13G/A filed by Citadel Advisors LLC on February 16, 2010.
(4)	Gabelli Funds, LLC (“Gabelli Funds”) beneficially owns 976,306 of the shares listed above. GAMCO Asset Management Inc. (“GAMCO”) beneficially owns 250,000 of the shares listed above. Teton Advisors, Inc. (“Teton Advisors”) beneficially owns 200,000 of the shares listed above. Gabelli Securities, Inc. (“GSI”) beneficially owns 95,000 of the shares listed above. Mario Gabelli is deemed to have beneficial ownership of all of the shares owned beneficially by each of the foregoing persons. GAMCO and Gabelli Funds are each wholly owned subsidiaries of GAMCO Investors, Inc. (“GBL”). GSI is a majority owned subsidiary of GBL. Mario Gabelli is Chairman and Chief Executive Officer of GBL. Mario Gabelli is also deemed to be the controlling shareholder of Teton. Each of Gabelli Funds, GAMCO, Teton Advisors and GSI have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares beneficially owned by it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of Chordiant Software, Inc. held by the registered investment companies to which Gabelli Funds is the investment advisor (each a “Fund”) so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in Chordiant Software, Inc. and, in that event, the proxy voting committee of each Fund shall respectively vote that Fund’s shares, (ii) at any time, the proxy voting committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli and GBL is indirect with respect to shares beneficially owned directly by other persons listed in this footnote 4. The data regarding the stock ownership of entities affiliated with Mario Gabelli is as of March 16, 2010 from the Schedule 13D filed by GAMCO Investors, Inc. on March 17, 2010.
(5)	Consists of 26,848 shares, and 15,000 restricted stock awards (“RSAs”) expected to be granted within sixty (60) days of March 12, 2010.
(6)	Consists of 26,848 shares, 15,000 RSAs, and 31,000 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(7)	Consists of 50,910 shares, 15,000 RSAs, and 41,000 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(8)	Consists of 26,848 shares, 15,000 RSAs, and 65,000 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.

(9)	Consists of 63,999 shares, 4,000 shares held by two of Mr. Springsteel’s children, and 636,560 shares issuable upon the exercise of outstanding options that are exercisable within sixty days of March 12, 2010.
(10)	Consists of 26,848 shares, 15,000 RSAs, and 22,916 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(11)	Consists of 26,848 shares and 15,000 RSAs expected to be granted within sixty (60) days of March 12, 2010.
(12)	Consists of 5,104 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(13)	Consists of 2,500 shares, and 23,426 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(14)	Consists of 30,000 shares, and 106,976 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(15)	Consists of 33,333 shares, and 143,226 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(16)	Consists of 16,666 shares, and 34,687 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010.
(17)	Consists of 335,648 shares, 90,000 RSAs to vest and 1,109,905 shares issuable upon the exercise of outstanding options that are exercisable within sixty (60) days of March 12, 2010 held by our current directors and executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended September 30, 2009, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

General

Chordiant’s Compensation Committee is responsible for the Company’s compensation policies, plans and programs, including recommending executive officer and director compensation to the Chordiant Board, and administering the Company’s equity plans. The Compensation Committee is composed entirely of independent directors under applicable Nasdaq, IRS and SEC rules. In fiscal year 2009, prior to January 29, 2009, William J. Raduchel served as the Chairman of the Compensation Committee, and Charles E. Hoffman and David R. Springett served as members of the Compensation Committee. Since January 29, 2009, Charles E. Hoffman has served as the Chairman of the Compensation Committee, and Daniel A. Gaudreau and Richard G. Stevens have served as members of the Compensation Committee.

This section discusses our compensation program in fiscal year 2009 for (i) Steven R. Springsteel, our Chairman, President and Chief Executive Officer (“CEO”); (ii) Peter S. Norman, our Senior Vice President and Chief Financial Officer (“CFO”); (iii) our three most highly compensated executive officers other than our CEO and CFO who were serving as executive officers at the end of the last completed fiscal year, namely, Prashant K. (P.K.) Karnik, our Senior Vice President and General Manager, Worldwide Client Services, David M. Zuckerman, our Vice President, General Counsel and Secretary, and Charles A. Altomare, our former Vice President, Engineering, who resigned effective October 9, 2009; and (iv) one additional individual for whom disclosure would have been provided pursuant to subparagraph (iii) above but for the fact that he was not serving as an executive officer at the end of our last completed fiscal year, namely David E. Cunningham, our former Vice President, Worldwide Sales, who resigned effective February 13, 2009 (collectively, the individuals identified in subparagraphs (i), (ii), (iii) and (iv) above are referred to as “Named Executive Officers”).

Executive Summary

Fiscal Year 2009

Entering fiscal year 2009, we were in the beginning of a worldwide economic recession which ultimately created the most difficult business environment in decades, and made fiscal year 2009 a challenging year for us. In light of this economic environment, the Chordiant Board, upon the recommendation of the Compensation Committee, took several actions related to our fiscal year 2009 executive compensation. These actions included freezing our executives’ base salaries, with exceptions in the case of two Named Executive Officers who were taking on significantly increased responsibilities within the Company. In addition, the Chordiant Board reduced the payout for 100% achievement of the relevant financial metrics under the Company’s Fiscal Year 2009 Executive Incentive Bonus Plan to 80% (from 100% payout for such achievement in prior years), and eliminated the CEO’s discretion to award 10% of an executive’s target bonus for non-financial achievements, which was also in prior years’ plans. Further, in connection with the Chordiant Board’s revisions to the Company’s standard change of control agreements, it eliminated the provision which obligated the Company to reimburse our executives (other than our CEO) for certain excise taxes.

Fiscal Year 2010 Update

In light of the continued difficult economic environment, and the Company’s performance in this environment, the Chordiant Board, upon the recommendation of the Compensation Committee, and management, took a number of additional compensation-related actions for fiscal year 2010. These actions included revising our peer group, which continues to consist of technology companies primarily focused on software, to include only companies with revenues between $50 million and $200 million, which revenue levels and range are significantly smaller than we have historically utilized. Our CEO voluntarily agreed to reduce his base salary by 10%, and each of the other Named Executive Officers voluntarily agreed to reduce their base salaries by 7.5%. In addition, each of the Named Executive Officers voluntarily agreed to reduce their target bonuses. In light of the above reductions, the Chordiant Board did reinstate 100% payout for 100% performance against goals under the

Company’s Fiscal Year 2010 Executive Incentive Bonus Plan, but this is not likely to offset the compound effect of reduced base salaries and reduced target bonuses unless the Company overachieves against the goals in that plan. Further, the Company has suspended its 401(k) match for all employees, including our Named Executive Officers, effective January 1, 2010.

Compensation Objectives and Philosophy

Our executive compensation philosophy is to:

•	attract, retain, motivate and reward executives whose knowledge, skills and performance are critical to achieving strategic business objectives;

•	provide a direct, meaningful link between achievement of corporate goals and compensation; and

•	align our executives’ interests with those of our stockholders while effectively managing dilution.

Role of the Compensation Committee in Setting Executive Compensation

Pursuant to its charter, the Compensation Committee is responsible for evaluating the efficacy of the Company’s compensation strategy, reviewing, approving and certifying achievement of executive performance goals, establishing policies with respect to equity compensation, reviewing compensation practices and trends, and reviewing and recommending to the Board the salaries, cash bonuses and equity awards for our executive officers.

The process followed by the Compensation Committee in setting compensation for executives involves analyzing market pay practices, assessing our existing pay programs, reviewing the Company’s growth forecasts, and reviewing total compensation costs and potential stock dilution. To help achieve the goal of tying executive compensation to the performance of the Company, the Compensation Committee establishes the executive compensation program for the upcoming fiscal year at the same time as the Company’s overall operating plan is set.

In performing its duties, the Compensation Committee engages a compensation consultant and considers the following factors:

•	peer group data;

•	the performance of the Company in light of market conditions, relative to plan and among its peers;
•

for the CEO, his performance during the year, and for executives other than the CEO, the CEO’s compensation recommendations and assessment of results achieved, leadership demonstrated and challenges faced by the executive during the previous year;

•	each executive’s cash and equity compensation history;

•	internal pay relationships among executive officers;

•	the compensation that the Compensation Committee estimates would be required to hire a replacement for each executive;

•	the difficulty of the executive’s role;

•	the role certain forms of compensation play in encouraging certain behaviors from individual executives;

•	individual circumstances learned from negotiations with executive candidates; and

•	analysis and recommendations from the Compensation Committee’s independent compensation consultant.

The Compensation Committee considers recommendations from the CEO regarding executive compensation to be awarded or paid to executives other than himself, but the CEO does not participate in decisions regarding the amount of his own compensation. In making his recommendations, the CEO utilizes third party compensation surveys, such as the Radford Executive Survey, provided by our Human Resources department. This information is also made available to the Compensation Committee. The CEO may also utilize the peer group company data provided by the Compensation Committee’s independent compensation consultant as described below. The CEO utilizes this information as one factor in making his recommendations, e.g., to ensure that his recommendations are not vastly divergent from market practices. The CEO is free to engage, and has in the past engaged, a different compensation consultant to assist in his recommendations, at the Company’s expense. For fiscal year 2009, the CEO utilized J. Richard & Co. for this purpose. Our CFO, General Counsel, and Vice President, Human Resources typically participate in Compensation Committee meetings, providing information on our financial forecasts, legal issues associated with proposed compensation structures, and compensation practices at peer group companies, but they do not participate in any decisions with respect to the amount of their own compensation. Final decisions by the Compensation Committee are made in executive session, typically with only outside counsel and the Compensation Committee’s independent compensation consultant present, but they are reviewed afterwards with the CEO. The Compensation Committee makes recommendations to the Board regarding executive compensation, and the Board makes the final decisions.

Use of Compensation Consultants and Peer Group Company Data

In recent years, the Compensation Committee has engaged consultants with respect to executive compensation matters as one of the tools used in performing its duties. For fiscal year 2009, the Compensation Committee engaged Hewitt Associates (“Hewitt”) to review and evaluate our current compensation practices (including the competitiveness of our compensation practices in our industry, namely, software companies), and to provide data and analysis to assist the Compensation Committee in structuring our executive compensation program for fiscal year 2009. Hewitt was engaged by the Compensation Committee and does not perform any other services for the Company.

Specifically, in the fourth quarter of fiscal year 2008 and the first quarter of fiscal year 2009, Hewitt worked with the Compensation Committee to identify an appropriate peer group of companies. The Compensation Committee ultimately selected the following 19 publicly-traded companies: Actuate Corporation, Advent Software Ltd., Ariba, Inc., Borland Software Corporation, Concur Technologies, Inc., Epicor Software Corporation, Informatica Corporation, Intervoice Inc., Interwoven Inc., Magma Design Automation Inc., MSC Software Corporation, Omniture, Inc., QAD Inc., S1 Corporation, SPSS, Inc., SumTotal Systems, Inc., Taleo Corporation, Vignette Corporation and Websense Inc. These companies were selected because they were in the same industry, i.e., technology companies primarily focused on software, and had revenues between $100 million and $500 million, with the median revenue being approximately $215 million. The Compensation Committee determined that it was appropriate to maintain consistency with the revenue range from the prior year. The Company’s revenue at that time was near the bottom of that range. Several companies were added (i.e., Concur Technologies, Inc., Omniture, Inc., SumTotal Systems, Inc. and Taleo Corp.) or removed (i.e., Art Technology Group, Inc., Nuance Communications, Inc., Pegasystems Inc., Salesforce.com, inc., and TIBCO Software Inc.) from the peer group for the prior year, largely based on the size and scope of those companies. Hewitt then gathered market data about the base salaries, bonuses and equity compensation provided by these peer group companies, which assisted the Compensation Committee in reviewing the competitiveness of our executive officers’ compensation. The Compensation Committee believes that such market data is useful in establishing compensation programs that allow the Company to attract and retain senior management. Hewitt typically presents data showing the median and 75th percentile of the peer group. However, the Compensation Committee does not target any specific element of compensation, or total compensation, to a specific point or range in the peer group data. Rather, peer group data provides the Compensation Committee with one reference point as to whether the compensation levels the Compensation Committee selects for our executives, based on all of the factors noted in our philosophy above, are generally consistent with levels at peer group companies.

Executive Compensation Components

Our executive compensation program consists of the following principal components: base salary, non-equity incentive bonuses, one time or “spot” bonuses, long-term equity incentive compensation in the form of stock option awards and restricted stock unit awards, change of control benefits, certain perquisites, and benefit plans generally available to all employees. Each component of compensation is evaluated based on the factors discussed in each section below. Decisions regarding base salary necessarily affect the amount of bonus and severance executives are eligible to receive, as these amounts are based on a percentage of base salary. The Compensation Committee considers total direct compensation weighing all of these components as a subjective whole. However, individual compensation components serve multiple purposes, so decisions on any one component are not necessarily driven by the end result on total direct compensation.

Base Salary

The Compensation Committee recognizes that base salary is one of the basic compensation elements necessary to attract and retain talented executives and that base salary is the metric upon which bonus and severance compensation are based. With this in mind, the Compensation Committee sets base salaries for our executives primarily based on the scope of their responsibilities, salaries paid to other executives (internal pay relationships) and individual negotiations with executives when they are originally candidates for hire (which can reflect special circumstances related to the difficulty of recruiting for a specific position or an executive candidate’s salary at his or her prior company). The Compensation Committee also considers the base salary levels paid by peer companies for similar positions, so that our salary levels are competitive and help us achieve our goal of building and retaining an effective executive team. Because each of these factors used to set base salary can change from year to year, the Compensation Committee reviews base salaries annually and makes adjustments as reasonably necessary to allow salary to continue to serve its purposes as a recruiting or retention device and as the building block for other cash compensation.

With respect to base salary decisions for fiscal year 2009, the Compensation Committee reviewed the challenges the Company was likely to face in the upcoming fiscal year, particularly in light of the global economic turmoil at that time, the need to retain its executive team to meet those challenges, and peer group data. As a result of this review, in November 2008, the Compensation Committee recommended, and the Board approved, maintaining executive base salaries at the prior year’s levels, with the exception of the base salaries of Messrs. Norman and Karnik. The Compensation Committee increased the base salaries of Messrs. Norman and Karnik in part to compensate them for their recently expanded roles within the Company, to help retain them in light of the Company’s need for their expertise in the challenges the Compensation Committee anticipated the Company facing in the next year, and, in the case of Mr. Norman, to bring his salary closer to the median for his position. With this increase, Mr. Norman’s base salary was below the median of the peer group for his position. Mr. Karnik’s base salary was above the 75th percentile after the increase, although the sample of comparable positions was quite small. After considering similar factors with respect to the other Named Executive Officers, the Compensation Committee determined that no increases were necessary for the other Named Executive Officers. As such, the base salaries of the other Named Executive Officers remained above the median, but below or essentially at the 75th percentile, compared to the peer group for their positions.

Name	FY 2009 Base Salary	FY 2008 Base Salary
Steven R. Springsteel	$550,000	$550,000
Chairman, President and Chief Executive Officer
Peter S. Norman	$300,000	$280,000
Senior Vice President and Chief Financial Officer
Prashant K. Karnik	$288,750	$275,000
Senior Vice President and General Manager, Worldwide Client Services
David M. Zuckerman	$280,000	$280,000
Vice President, General Counsel and Secretary
David E. Cunningham	$300,000	$300,000
Former Vice President, Worldwide Sales
Charles A. Altomare	$260,000	$260,000
Former Vice President, Worldwide Engineering

Executive Bonus Compensation

The Company uses its cash-based Executive Incentive Bonus Plan and other cash-based bonus compensation to focus our executives on, and reward our executives for, achieving key corporate goals in the short term – generally a one-year performance period. The Compensation Committee sets target bonuses as a percentage of base salary, allowing compensation to be earned in excess of such target amounts for exceptional performance, subject to a cap described below. In setting target bonus levels, the Compensation Committee considers, in any given year, the historic levels of bonus targets (including levels set during negotiations with executive candidates), the overall cash compensation target for the executive (which takes into account internal pay relationships), the role a specific executive is expected to play in the upcoming year in meeting the Company’s business objectives, and the challenges faced in that role. The Compensation Committee also considers bonuses paid by peer companies for similar positions, so that our target bonus amounts are competitive and help us achieve our goal of building and retaining an effective executive team.

2009 Executive Incentive Bonus Plans

As noted above, the Company uses its compensation program in part to align executives to focus on achieving goals that are necessary for sustained Company performance. Therefore, in establishing performance goals under the Company’s bonus plans, the Compensation Committee starts from the operating plan developed by management and approved by the Chordiant Board for the upcoming fiscal year.

In November 2008, in connection with the approval of our fiscal year 2009 operating plan, the Compensation Committee recommended, and the Chordiant Board approved, the adoption of the Chordiant Software, Inc. Fiscal Year 2009 Executive Incentive Bonus Plan (the “2009 Executive Plan”), and the related (i) Chordiant Software, Inc. Fiscal Year 2009 Vice President Services Incentive Bonus Plan described below (the “2009 VP Services Plan”), (ii) Chordiant Software, Inc. Fiscal Year 2009 General Counsel Incentive Bonus Plan described below (the “2009 GC Plan”), and (iii) Chordiant Software, Inc. Fiscal Year 2009 Vice President Worldwide Sales Incentive Bonus Plan described below (the “2009 VP Sales Plan”). The 2009 Executive Plan rewards the achievement of certain financial goals which we believe are key indicators of the success of our business, specifically, the achievement of revenue and profitability. The related plans pay out based on achievement under the 2009 Executive Plan and also reward achievement of certain goals that are unique to the positions held by the eligible executive.

Messrs. Springsteel’s, Norman’s and Altomare’s 2009 bonuses were determined solely pursuant to the 2009 Executive Plan, as the Compensation Committee determined that the Company’s overall revenue and profitability were appropriate measures of performance given their roles at the Company. Mr. Karnik’s 2009 bonus was determined pursuant to the 2009 VP Services Plan, which weights 50% of the bonus against the 2009 Executive Plan and 50% against unique goals described below. Mr. Zuckerman’s 2009 bonus was determined pursuant to the 2009 GC Plan, which weights 75% of the bonus against the 2009 Executive Plan and 25% against unique goals described below. Mr. Cunningham’s 2009 bonus was determined pursuant to the 2009 VP Sales Plan, which weights 25% of the bonus against the 2009 Executive Plan and 75% against unique goals described below. The basis for these allocations is described below.

With respect to bonus target decisions for fiscal year 2009, the Compensation Committee reviewed the executives’ bonus targets for 2008, the challenges the Company was likely to face in the upcoming fiscal year, particularly in light of the global economic turmoil at that time, and the role of each executive in meeting the Company’s business objectives. The Compensation Committee also considered the need to retain the executive team to meet these objectives, and therefore the Compensation Committee took into account internal pay relationships and peer data. As a result of this review, the Compensation Committee recommended to the Chordiant Board, and the Chordiant Board approved, maintaining the executives’ bonus targets at the prior year’s levels. Accordingly, Mr. Springsteel’s bonus target was maintained at 100% of his base salary, Messrs. Norman’s and Karnik’s at 60% of their base salaries, Messrs. Zuckerman’s and Altomare’s at 50% of their base salaries, and Mr. Cunningham’s at 83.33% of his base salary. The bonus targets for our executives fall at or between the median and 75th percentile compared to the peer group for their positions.

As noted above, in selecting the financial goals for the 2009 Executive Plan, the Compensation Committee and Chordiant Board felt the best way to maximize value for stockholders was to motivate our executive officers to focus on revenue and profitability, consistent with the goals the Board adopted for our fiscal year 2009 operating plan. Consequently the bonuses payable under the 2009 Executive Plan were based on the Company’s revenue performance relative to our 2009 internal operating plan, calculated and paid quarterly. The revenue goal was calculated as the revenue recognized under U.S. Generally Accepted Accounting Principles (“GAAP”) on the Company’s quarterly financial statements, and this goal determined the amount of the payout (as described below). The profitability goal was a binary determination – it had to be reached to earn the amount determined using revenue achieved – and it required that the Company be profitable on a non-GAAP operating basis in the third and fourth quarters of fiscal year 2009, and that the Company’s non-GAAP operating profit/loss in the first and second quarters of fiscal year 2009 was not below the non-GAAP losses set forth in the Company’s internal operating plan for those quarters.

The payout of executive bonuses under the 2009 Executive Plan were determined using the chart set forth below. In order to further motivate our executives to exceed the operating plan, the Compensation Committee structured the 2009 Executive Plan such that for 100% achievement of the revenue goal, executives would receive only 80% of their target bonuses (compared to 100% of their target bonuses for such achievement in the prior year), and would receive 100% of their target bonuses only upon 120% achievement of the revenue goal (compared to 200% of their target bonuses for such achievement in the prior year). Further, regardless of Company revenue performance, bonus payments were capped at 300% of the executives’ target bonuses. Finally, prior years’ executive bonus plans provided that 10% of the target bonus for each executive (other than the CEO) was to be awarded by the CEO in his sole discretion to reward the executive for contributions to the Company in addition to those measured by the financial metrics in the plans, and for retentive purposes. The Compensation Committee eliminated this discretionary element in the 2009 Executive Plan in order to maintain sole focus on financial performance.

Revenue Component – 100% weighting

Target of $101,868,000 (Actual Achievement of $77,462,000)

Performance against goal*	Payout
under 80%	0%
80%	60%
100%	80%
120%	100%
160%	300%**

*	Payments to be extrapolated linearly for performance between specified targets
**	Maximum

Profitability Requirements

Non-GAAP Operating Profit (Loss) Goal

	Quarter	Year-to-Date	Achieved Goal
Q1	$(330,000)	$(330,000)	Yes
Q2	$(889,000)	$(1,220,000)	Yes
Q3	Profitable	Profitable	Yes
Q4	Profitable	Profitable	No

Based upon partial achievement of the revenue goals, and achievement of the profitability goals, under the 2009 Executive Plan in the first, second and third quarters of the fiscal year, Messrs. Springsteel, Norman and Altomare earned and were paid bonuses for fiscal year 2009 aggregating $258,420, $84,575, and $61,081, respectively. These individuals did not earn bonuses in the fourth quarter because the revenue and profitability goals were not met.

Fiscal Year 2009 Vice President Services Incentive Bonus Plan

In November 2008, in connection with the adoption of the 2009 Executive Plan, the Compensation Committee recommended, and the Chordiant Board approved, the 2009 VP Services Plan for Mr. Karnik, which weighted 50% of his bonus against the 2009 Executive Plan and 50% against unique goals. As noted above, Mr. Karnik’s total bonus target was 60% of his base salary, with a maximum payout of 300% of his target bonus. The unique goal for the 2009 VP Services Plan was the actual worldwide cumulative professional services directly controllable contribution margin percentage (“PS Margin”), calculated as a function of Company performance relative to the Company’s PS Margin target of 17.99%. The Compensation Committee determined that it was in the best interests of the Company to tie 50% of Mr. Karnik’s bonus target to the profitability of the professional services organization for which he is responsible, and that PS Margin was an appropriate measure of such profitability. For purposes of calculating the PS Margin, the Company used the results calculated by its financial system of record for the applicable quarter adjusted by (i) reversing all travel and expense reimbursement revenue and related travel and expense reimbursement costs, and (ii) reversing all corporate allocations for centralized service charges. No bonus is earned for achievement of 100% or less of the PS Margin goal, thereby requiring 100% performance by Mr. Karnik to earn any part of this portion of his bonus. If the Company achieved greater than 100% of its PS Margin goal but less than 120% of its PS Margin goal, an additional 5% of Mr. Karnik’s target bonus would qualify for payment for each 1% above 100% of the PS Margin goal to 120% of the PS Margin goal. From 120% of the PS Margin goal to 130% of the PS Margin goal, an additional 10% of Mr. Karnik’s target bonus would qualify for payment for each 1% above 120% of the PS Margin goal to 130% of the PS Margin goal until the maximum payout of 300% was reached. In light of the challenging economic environment and customers’ demands for free professional services, the Board agreed, commencing in the second quarter of fiscal year 2009, to provide revenue credit under the 2009 VP Services Plan for free professional services provided by the Company and approved by the CEO, in an amount equal to the Company’s cost of such professional services plus 10%. Using these criteria, actual PS Margin for fiscal year 2009 was 6%, resulting in 36% attainment of the PS Margin goal. Accordingly, Mr. Karnik did not earn any bonus for PS Margin. However, based upon partial achievement of the goals under the 2009 Executive Plan portion of his 2009 VP Services Plan, Mr. Karnik earned bonuses totaling $40,701 for fiscal year 2009.

Fiscal Year 2009 General Counsel Incentive Bonus Plan

In November 2008, in connection with the adoption of the 2009 Executive Plan, the Compensation Committee recommended, and the Chordiant Board approved, the 2009 GC Plan for Mr. Zuckerman, which weighted 75% of his bonus against the 2009 Executive Plan and 25% against unique goals. As noted above, Mr. Zuckerman’s total target bonus was 50% of his base salary, with a maximum bonus payout of 300% of his target bonus. The unique goals for the 2009 GC Plan were qualitative, based on his performance in his capacity as the Company’s Chief Compliance Officer reporting to the Board, responsible for monitoring the Company’s compliance with applicable laws and the policies adopted by the Board. Given the sensitive nature of this role, and the difficulty in objectively measuring success in this role, the Compensation Committee felt that allocating 25% of Mr. Zuckerman’s target bonus to the unique terms of the 2009 GC Plan, to be determined annually at the end of the fiscal year, was appropriate. In fiscal year 2009, based on his performance in this capacity, Mr. Zuckerman earned 100% of the qualitative portion of the 2009 GC Bonus Plan. Based upon partial achievement of the goals under the 2009 GC Plan, including the revenue and profitability metrics under the 2009 Executive Plan, Mr. Zuckerman earned bonuses totaling $84,335 for fiscal year 2009.

Fiscal Year 2009 Vice President Worldwide Sales Bonus Plan

In November 2008, in connection with the adoption of the 2009 Executive Plan, the Compensation Committee recommended, and the Chordiant Board approved, the 2009 VP Sales Plan for Mr. Cunningham, which weighted 25% of his bonus against the 2009 Executive Plan and 75% against unique goals. As noted above, Mr. Cunningham’s total target bonus was 83.33% of his base salary, with a maximum bonus payment of 300% of his target bonus under the 2009 Executive Plan. The unique goals for the 2009 VP Sales Plan were based on bookings (specifically, new license bookings including first year maintenance). The Compensation Committee believed that it was appropriate to tie 75% of Mr. Cunningham’s bonus to bookings, given the importance of bookings to the Company’s achievement of revenue and profitability, and given his role as the executive officer most directly responsible for driving bookings. Specifically, under the 2009 VP Sales Plan, Mr. Cunningham was entitled to receive variable commission on bookings based on the achievement of his total bookings quota for fiscal year 2009 and any bookings above the quota. His bookings target for the fiscal year was $44,592,000. His commission was 0.42048% of all bookings up to 100% of the quota, 0.63072% of all bookings between 100% and 120% of the quota, and 0.98111% of all bookings above 120% of the quota. Actual bookings were calculated based on payment commitments from customers under contracts signed in the period. 50% of the quota credit and commission would be deemed earned at the time of the booking, and 50% of the quota credit and commission would be deemed earned upon actual payment by the customer. Mr. Cunningham resigned from the Company effective February 13, 2009. Under the terms of his separation agreement (described below in the section entitled “Severance and Change of Control Benefits”), Mr. Cunningham was entitled to earn bonuses and commissions as if he was employed through March 31, 2009 to take into account transactions on which he worked prior to his resignation and which ultimately closed in that quarter. During fiscal year 2009, Mr. Cunningham achieved 15% of his unique goals. Based upon partial achievement of the goals under the 2009 VP Sales Plan prior to his resignation, including the revenue and profitability metrics under the 2009 Executive Plan, and taking into account the separation agreement terms, Mr. Cunningham earned bonuses and commissions totaling $49,700 for fiscal year 2009.

Spot Bonuses

From time to time, the Compensation Committee will recommend that the Chordiant Board provide a one-time or “spot” bonus to one or more executive officers in recognition of a specific accomplishment or an extraordinary level of performance. No such bonuses were recommended for fiscal year 2009. However, as disclosed in our fiscal 2008 Proxy Statement, in November 2008, the Compensation Committee recommended, and the Chordiant Board approved, an additional bonus for Mr. Springsteel for the prior fiscal year (fiscal year 2008) in the amount of $100,000 for performance and retentive purposes pursuant to its discretionary authority under the Chordiant Software, Inc. Fiscal Year 2008 Executive Incentive Bonus Plan (the “2008 Executive Plan”). Similarly, the Board approved an additional bonus for Mr. Norman for fiscal year 2008 in the amount of $67,200, which was equivalent to 40% of his target bonus under the 2008 Executive Plan, for performance and retentive purposes pursuant to its discretionary authority under that plan. Finally, the Board approved an additional bonus for Mr. Karnik for fiscal year 2008 in the amount of $33,000, which was equivalent to 40% of his target bonus under the Chordiant Software, Inc. Fiscal Year 2008 Vice President Services Incentive Bonus Plan, for performance and retentive purposes pursuant to its discretionary authority under that plan. These bonuses were subject to the executives’ continued employment as of the scheduled payment dates in fiscal year 2009, and were paid out in four equal installments, on December 1, 2008, December 31, 2008, March 31, 2009 and June 30, 2009.

Equity Compensation

We believe that long-term Company performance is achieved in part through an ownership culture that aligns the interests of our executive officers with those of our stockholders through the use of stock-based awards. As a result, equity awards, specifically stock options and restricted stock units, represent a significant portion of the executives’ potential long-term compensation. The Compensation Committee reviews the overall dilution to stockholders that may result from any annual grants to executive officers, but does not apply any specific formulas or benchmarks. In evaluating the compensatory element of stock options and restricted stock units, the Compensation Committee is guided by the accounting values of the potential awards, as measured by Statement of Financial Accounting Standards No. 123 (R) (“FAS 123R”).

Stock Options

Stock options give the executives the right to purchase at a preset price (100% of the fair market value of our stock when the option is granted) a specific number of shares of our stock at future dates, and the executives can exercise this right as the options vest (i.e., become exercisable) during the life of the option (generally ten years). The value of any stock option awards we make to our executive officers will be driven by our sustained performance over time. We also use stock options as a means to promote the long-term retention of our key executives by imposing time-based vesting conditions on all stock option awards – with vesting generally occurring over a period of four years.

Restricted Stock Units

Restricted stock units give the executives the right to receive a specific number of shares of our stock at future dates, as the restricted stock units vest. The value of any restricted stock units we grant to our executive officers will be driven in part by our sustained performance over time. We also use restricted stock units as a means to promote the long-term retention of our key executives by imposing time-based vesting conditions on all such awards. Specifically, the restricted stock units granted in fiscal year 2009 vest one-third on the first annual anniversary of the grant date and one-third on each subsequent annual anniversary of the grant date for the following two years. As an additional measure to promote the long-term retention of our key executives, the restricted stock units granted in fiscal year 2009 are subject to a two-year holding period after they vest, which period will expire early only in the event of the death or disability of the executive, or a change of control of the Company.

Timing of Equity Grants

We have a policy of generally granting stock options or restricted stock units on preset dates. We do not grant equity awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information based on equity award grant dates. Because we believe equity awards are an important part of our compensation program, we grant them on an annual basis to key employees (other than newly hired employees), including our executive officers. For the annual grant to officers, the Compensation Committee recommends, and the Chordiant Board approves, annual grants in advance of the third trading day after the announcement of our fiscal year-end earnings report. The equity awards are granted on the third trading day after the announcement of our fiscal year-end earnings report, and, in the case of stock options, priced at 100% of the fair market value of the Common Stock on that grant date. Annual grants to other employees are typically granted at the same time and priced using the same criteria. We generally follow the same grant practice for new hire grants to executives, although such grants may take place on the third trading day after the release of the first quarterly financial results following their hire date. We implemented this policy in an effort to issue our annual grants to officers during the time when potential material information regarding our financial performance is most likely to be available to the market.

Size and Terms of Equity Grants

The size and terms of the initial stock option or restricted stock unit grant made to each executive officer upon joining the Company are primarily based on historical awards granted to past executives who held similar positions, the size of award necessary to attract qualified candidates in a competitive labor market (determined in part by reference to peer data), and individual negotiations with qualified candidates. In addition, the Compensation Committee considers the equity interests of other executives in comparable positions within the Company in an effort to maintain internal pay relationships.

We determine the size and terms of annual awards based on our executive officers’ ability to impact our results that drive stockholder value, their organization level and their potential to take on roles of increasing responsibility. In addition, in recommending annual grants for officers, the Compensation Committee considers the need to retain qualified candidates through equity awards (determined in part by reference to equity awards granted by peer companies, as disclosed in the surveys discussed above).

2007-2009 Performance Share Unit Program

In October 2007, the Chordiant Board adopted the 2008-2009 Performance Share Unit Program (the “PSUP”) to focus executives on achieving specific performance targets, reinforce a team focus, provide significant award potential for achieving outstanding performance, and enhance the ability of the Company to attract and retain highly talented and competent individuals. The PSUP provided for the grant of restricted stock units with the size of the award earned (as compared to the target award granted) based on the financial performance of the Company over the two-year period constituting the Company’s fiscal years 2008 and 2009 (the “Performance Period”), and with time-based vesting for that actual award occurring during the entire Performance Period.

The PSUP award was granted at the level that could be earned based on maximum performance. Up to 50% of the target level of the restricted stock unit award would be earned based on achievement of cumulative non-GAAP revenue goals for the Performance Period established by the Board and up to 50% of the target level of the restricted stock unit award would be earned based on achievement of cumulative operating income for the Performance Period established by the Board. Subject to the other conditions of the PSUP, 66.67% of the restricted stock units would be earned at target performance levels and up to the full amount of the RSU grant would be earned at maximum performance levels.

To promote share ownership by our executives, the PSUP contained a holding period requirement, such that each executive must not sell or otherwise transfer (excluding transfers to family trusts for tax planning purposes, and shares withheld or sold to cover taxes) any of the shares issued under the PSUP until the earlier of (1) the fourth anniversary of the date of grant of the restricted stock unit, (2) a change in control of the Company, (3) the certification by the Board that the designated participant is suffering an unforeseeable emergency, or (4) the termination of the designated participant’s continuous service with the Company as a result of an involuntary termination or as a result of the designated participant’s death or disability.

The Performance Period expired as of the end of fiscal year 2009, and the performance goals under the PSUP were not achieved. Accordingly, the restricted stock units granted pursuant to the PSUP expired unvested, and no shares of Common Stock were issued under the PSUP. The PSUP performance goals and the Company’s actual achievement are set forth below:

Cumulative Revenue

Up to 50% of the Maximum Award will be earned based on achievement of cumulative revenue (such 50%, the “Maximum Revenue Award”), as follows:

Performance Level	Cumulative Revenue	% of Maximum Revenue Award Earned	With Respect to this 50% of the Award:
Threshold	$280,000,000	0%
Target	$320,000,000	66.67%	“Target Award”
Maximum	$400,000,000	100%	“Maximum Award”

Actual cumulative revenue was $190,426,000.

Cumulative Operating Income

Up to 50% of the Maximum Award will be earned based on achievement of cumulative operating income (such 50%, the “Maximum OI Award”), subject to certain reductions. In order to earn any part of the Maximum OI Award, the Company must achieve cumulative operating income of at least $45,000,000 (the “Funding Gate”). If the Funding Gate is not met, no part of the Maximum OI Award will be earned. If the Funding Gate is met, the Maximum OI Award will be earned, subject to certain reductions, as follows:

Performance Level	Cumulative Non-GAAP Operating Profit	% of Maximum OI Award Earned	With Respect to this 50% of the Award:
Threshold	$50,000,000	0%
Target	$60,000,000	66.67%	“Target Award”
Maximum	$80,000,000	100%	“Maximum Award”

Actual cumulative operating income was $3,107,000.

Fiscal Year 2009 Equity Grants

In November 2008, upon the recommendation of the Compensation Committee, the Chordiant Board granted restricted stock units to the Named Executive Officers as set forth below. In connection with its review of the value of the executives’ outstanding equity awards, which were largely underwater, and in light of the fact that the executives were unlikely to realize any value from the PSUP at the end of the Performance Period, the Compensation Committee determined that the executives’ outstanding equity awards had limited retentive value. In determining the appropriate form and amount of fiscal year 2009 equity grants in order to forward the goals of retaining and motivating our executives, linking their compensation to corporate performance, and aligning their interests with those of our shareholders, the Compensation Committee took into account a number of factors, including the aforementioned value of outstanding equity awards, the available share pool, burn rate guidelines, internal compensation relationships among executives, the number of shares granted to the executives in prior years, the FAS 123R expense of potential awards, and competitive market data. The Compensation Committee also noted that the Company historically granted primarily stock options (as compared to some of our peers who rely in greater measure on full value awards), and that options have a lower value than full-value awards due to the need to pay the exercise price. As a result, the Compensation Committee determined that the granting of restricted stock units rather than stock options, and the size of the awards noted below, were appropriate. In addition, the Compensation Committee determined that the vesting of the awards, one-third annually over three years, was consistent with market trends. The grant date of the awards was the third trading day after the announcement of our fiscal year 2008 earnings report. In addition, in order to incentivize executives to take a long-term view, the Compensation Committee structured the awards such that they were subject to a two-year holding period post-vesting. Further, in connection with the change of control discussion below, the awards provided for 100% accelerated vesting in the event of a change of control.

Also in November 2008, upon the recommendation of Compensation Committee, the Chordiant Board granted Mr. Zuckerman a stock option to purchase 75,000 shares of Common Stock. This was Mr. Zuckerman’s new hire grant, and the amount was determined after a review of market data and individual negotiation. The stock option vests 25% on the first anniversary of his hire date and monthly thereafter for the following three years. The grant date was the third trading day after the announcement of our fiscal year 2008 earnings report, and the exercise price was 100% of the fair market value of Common Stock on the grant date. The stock option has a 10-year term.

Name	Number of Stock Options		Number of Restricted Stock Units(1)
Steven R. Springsteel	—		180,000
Chairman, President and Chief Executive Officer
Peter S. Norman	—		100,000
Senior Vice President and Chief Financial Officer
Prashant K. Karnik	—		90,000
Senior Vice President and General Manager, Worldwide Client Services
David M. Zuckerman	75,000	(2)	50,000
Vice President, General Counsel and Secretary
David E. Cunningham	—		50,000
Former Vice President, Worldwide Sales
Charles A. Altomare	—		50,000
Former Vice President, Worldwide Engineering

(1)	Vests one-third on the first annual anniversary of the grant date, and one-third on each subsequent annual anniversary of the grant date for the following two years, subject to a two-year holding period post-vesting, and 100% accelerated vesting in the event of a change of control.
(2)	Represents Mr. Zuckerman’s new hire grant, and vests 25% on the first annual anniversary of his hire date (August 11, 2008) and 1/48 on each subsequent monthly anniversary of his hire date for the following thirty-six months.

Severance and Change of Control Benefits

The Compensation Committee believes that change of control benefits, if structured appropriately, help attract qualified executive candidates to work at the Company, minimize the distraction caused by a potential transaction, serve as a reward for completing a strategic transaction that is in the best interest of the Company’s stockholders, and reduce the risk that key talent will leave the Company before a transaction closes.

As a result of the negotiations with Mr. Springsteel at the time of his hire, and in light of the challenges faced by the Company at that time and the talents Mr. Springsteel could bring to the Company, we entered into an employment agreement with Mr. Springsteel in January 2006 that provided that he will be entitled to certain cash payments and acceleration of vesting upon his termination without cause or resignation for good reason, independent of a change of control, as well as certain acceleration of vesting upon the consummation of a change of control, even if his employment continues thereafter with the acquiring or successor entity.

Similarly, the Company previously maintained change of control agreements with Messrs. Norman and Karnik that provided for certain severance benefits in the event of termination without cause or resignation for good reason in connection with a change of control. These benefits included payments of base salary and annual bonus, payment of continued health insurance premiums, payment of a lump sum amount for life insurance coverage, and acceleration of vesting of certain outstanding stock awards. In November 2008, we amended our standard change of control agreement and entered into them with our executive officers and other key employees to clarify the manner by which those agreements are exempt from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), which imposes additional taxes on certain types of deferred compensation, to increase certain payments and benefits, and, except with respect to Mr. Springsteel, to eliminate the provision which obligated the Company to reimburse our executives for certain excise taxes. Mr. Springsteel also entered into such a change of control agreement, which consolidates the substantive severance and change of control terms of his employment agreement (and supersedes and replaces such terms) and the amendments noted above. Further information about the terms of these agreements is provided under “Severance and Change of Control Arrangements” below.

Other Compensation and Benefits

Personal Benefits. In fiscal year 2009, we offered our executive officers certain personal benefits, or perquisites, that the Compensation Committee believes are reasonable and in the best interests of the Company and its stockholders. These personal benefits help us attract and retain the best talent and keep our executive compensation program competitive at a minimal cost to us. The benefits that are offered are as follows:

•	Executive physical as prescribed by the attending physician and estimated to be approximately $2,000 per person per year;

•	Tax advice and/or financial planning assistance up to $1,000 per person per year; and

•	A life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary with the premium paid by the Company.

General Benefits. We believe that we must offer a competitive benefits program to attract and retain key executives. We provide benefits to our executives on substantially the same terms as are available to our other employees, including health insurance, disability insurance, vision and dental plans.

Pension Benefits or Supplemental Retirement Benefits. We do not provide any pension or retirement benefits to our executive officers other than our broad based employee 401(k) plan. We offer our executives a Company matching contribution under the 401(k) plan on the same terms as offered to our other employees. However, the Company has suspended its 401(k) match for all employees, including our executives, effective January 1, 2010.

Paid Time Off. Executive officers are allowed to take paid time off as their schedules permit without restriction. Because executive officers do not accrue paid time off, they are not entitled to payment for unused time off when they leave the employment of the Company.

Accounting and Tax Considerations

Our Compensation Committee is responsible for addressing the issues raised by Section 162(m) of the Code, which makes certain “non-performance-based” compensation to certain of our executives in excess of $1 million non-deductible by the Company. While the Compensation Committee considers Section 162(m) in making its compensation decisions, the deductibility of compensation under Section 162(m) is not a dispositive factor in the Compensation Committee’s decision-making process because it has limited applicability given our compensation levels and the Compensation Committee believe the benefits thereof outweigh the requirements of Section 162(m). The Compensation Committee will monitor the level of compensation paid to our executive officers and may act in response to the provisions of Section 162(m). We have also structured our executive compensation program with the intention that it comply with or be exempt from Section 409A of the Code, which imposes additional taxes on our executive officers for certain types of deferred compensation that are not in compliance with or exempt from Section 409A. In November 2008, we amended our change of control agreements with our executives to clarify the manner by which those agreements are exempt from the application of Section 409A.

Accounting and tax considerations play an important role in the design of our executive compensation program. Accounting rules such as FAS 123R require us to expense the estimated fair market value of our stock option and restricted stock unit grants, which reduces the amount of our reported profits. As noted above, the Compensation Committee uses these values in setting the size of executive equity awards. In addition, we monitor the overall accounting cost of our equity compensation programs in making decisions under our general employee equity compensation program.

SUMMARY COMPENSATION TABLE

The following table shows for the each fiscal year ended September 30 compensation awarded to or paid to, or earned by, the Company’s Named Executive Officers.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS 2009, 2008, AND 2007

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Option Awards ($)(1)	Restricted Stock Unit Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Steven R. Springsteel	2009	550,000	100,000	(2)	779,476	117,843	258,420	(3)	12,062	(4)	1,817,801
President and Chief Executive Officer	2008	550,000	—		776,515	—	183,440	(5)	11,608	(6)	1,521,563
	2007	495,000	10,000	(7)	668,907	—	525,167	(8)	8,538	(9)	1,707,612

Peter S. Norman	2009	300,000	67,200	(10)	138,201	65,470	84,575	(11)	9,632	(12)	665,078
Senior Vice President and Chief Financial Officer	2008	280,000	50,000	(13)	140,311	—	101,087	(14)	10,085	(15)	581,483
	2007	241,667	55,000	(16)	112,638	—	189,315	(17)	5,995	(18)	604,615

Prashant K. Karnik	2009	288,750	33,000	(19)	157,855	58,922	40,701	(20)	6,175	(21)	585,403
Senior Vice President and General Manager, Worldwide Client Services	2008	275,000	—		156,820	—	161,016	(22)	8,389	(23)	601,225
	2007	250,000	5,000	(24)	139,870	—	247,921	(25)	4,273	(26)	647,064

David Zuckerman	2009	280,000	—		21,856	32,735	84,335	(27)	8,591	(28)	427,517
Vice President, General Counsel and Secretary	2008	—	—		—	—	—		—		—
	2007	—	—		—	—	—		—		—

David E. Cunningham	2009	262,500	—		76,039	32,735	49,700	(29)	13,921	(30)	434,895
Former Vice President, Worldwide Sales	2008	272,885	—		68,487	—	79,873	(31)	4,041	(32)	425,286
	2007	—	—		—	—	—		—		—

Chuck Altomare	2009	260,000	—		29,897	32,735	61,081	(33)	9,007	(34)	392,720
Former Vice President, Worldwide Engineering	2008	—	—		—	—	—		—		—
	2007	—	—		—	—	—		—		—

(1)	The dollar amount in these columns represent the compensation cost for the year ended September 30, 2009 of stock options and restricted stock unit awards granted in and prior to 2009. These amounts have been calculated in accordance with SFAS 123R, and for stock options, ignoring the estimates of forfeiture and using the Black Scholes option-pricing model. Assumptions used in the calculation of these amounts are included in note 12 to our audited financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2009.
(2)	Special cash bonus for outstanding performance during the 2008 fiscal year and as a retentive tool.
(3)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2009 Executive Incentive Bonus Plan.
(4)	Includes $7,750 paid in 401(k) matching contributions, $1,566 in premiums on a life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary, $733 for home internet access, $450 for airline club memberships, and $1,564 for the cost of an executive physical.
(5)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2008 Executive Incentive Bonus Plan.
(6)	Includes $6,125 paid in 401(k) matching contributions, $1,866 in premiums on a life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary, $783 for home internet access, $350 for airline club memberships, and $2,484 for spousal air travel to our annual sales achievers event.
(7)	Includes a $10,000 spot bonus described under “Executive Compensation Components and Actions” in the fiscal year 2007 proxy statement.
(8)	Includes all of the non-equity plan compensation earned under the Company’s 2007 Executive Bonus Plan, but does not include $178,147 paid to Mr. Springsteel in February 2007 under the Company’s 2006 Executive Bonus Plan.
(9)	Includes $3,875 paid in 401(k) matching contributions, $2,167 in premiums on a life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary, $722 for home internet access, and $1,774 for the cost of an executive physical.
(10)	Special cash bonus for outstanding performance during the 2008 fiscal year and as a retentive tool.
(11)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2009 Executive Incentive Bonus Plan.
(12)	Includes $7,750 paid in 401(k) matching contributions, $1,223 in premiums on a life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary, $500 for an airline club membership and $159 for a CLEAR membership.

(13)	Includes a $50,000 spot bonus described under “Executive Compensation Components and Actions” in the fiscal year 2007 proxy statement.
(14)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2008 Executive Incentive Bonus Plan.
(15)	Includes $5,865 paid in 401(k) matching contributions, $1,223 in premiums on a life insurance policy payable in the amount of $500,000 to the executive’s designated beneficiary, $1,928 for an executive physical, $350 for airline club memberships, and $719 for spousal air travel to our annual sales achievers event.
(16)	Includes a $50,000 cash bonus approved by the Compensation Committee on February 16, 2007 and a $5,000 spot bonus, each as described under “Executive Compensation Components and Actions” in the fiscal year 2007 proxy statement.
(17)	Includes all of the non-equity plan compensation earned under the Company’s 2007 Executive Bonus Plan, but does not include the $61,528 bonus paid to Mr. Norman in February 2007 under the Company’s 2006 Executive Bonus Plan.
(18)	Includes $4,135 paid in 401(k) matching contributions, $500 for airline club memberships, $137 for home office supplies, and $1,223 in premiums on a life insurance policy payable in the amount of $500,000 to the executive’s designated beneficiary.
(19)	Special cash bonus for outstanding performance during the 2008 fiscal year and as a retentive tool.
(20)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2009 Vice President Services Incentive Bonus Plan.
(21)	Includes $4,737 paid in 401(k) matching contributions, $438 for home internet access, and $1,000 for tax preparation.
(22)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2008 Vice President Services Incentive Bonus Plan.
(23)	Includes $6,263 paid in 401(k) matching contributions, $418 for home internet access, $1,000 for tax preparation fees, and $708 for spousal air travel to our annual sales achievers event.
(24)	Includes a $5,000 spot bonus described under “Executive Compensation Components and Actions” in the fiscal year 2007 proxy statement.
(25)	Includes all of the non-equity plan compensation earned under the Company’s 2007 Executive Plan, but does not include the $17,082 bonus paid to Mr. Karnik in February 2007 under the Company’s 2006 Executive Bonus Plan.
(26)	Includes $3,422 paid in 401(k) matching contributions and $851 paid for home office expenses.
(27)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2009 General Counsel Incentive Bonus Plan.
(28)	Includes $8,050 paid in 401(k) matching contributions, and $541 in premiums on a life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary.
(29)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2009 Vice President Worldwide Sales Incentive Bonus Plan and Mr. Cunningham’s separation agreement, which provided that he was entitled to receive bonuses and commissions as if he was employed through March 31, 2009.
(30)	Includes $2,842 in premiums on a life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary, and $11,080 for COBRA premiums in connection with Mr. Cunningham’s separation agreement.
(31)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2008 Vice President Worldwide Sales Bonus Plan. To the extent that plan deems a portion of the bonus to be ‘earned’ upon actual payment by the customer, we have included such portion of the bonus as if payment has been made.
(32)	Includes $1,948 paid in 401(k) matching contributions and $2,093 in premiums on a life insurance policy payable in the amount of $1.0 million to the executive’s designated beneficiary.
(33)	Earned in the fiscal year pursuant to the Company’s Fiscal Year 2009 Executive Incentive Bonus Plan.
(34)	Includes $7,023 paid in 401(k) matching contributions, and $1,984 for the cost of an executive physical.

GRANTS OF PLAN-BASED AWARDS

The following table shows for the fiscal year ended September 30, 2009, certain information regarding grants of plan-based awards to the Named Executive Officers:

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2009

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				Estimated Future Payouts Under Equity Incentive Plan Awards(2)				Option Awards			Grant Date Fair Value of Stock and Option Awards ($)(3)
	Threshold ($)	Target ($)	Maximum ($)		Grant Date	FMV on Grant Date ($/Sh)	Target (#)	Maximum (#)	Grant Date	All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
Mr. Springsteel	330,000	550,000	1,650,000		11/25/2008	2.32	180,000					417,600
Mr. Norman	108,000	180,000	540,000		11/25/2008	2.32	100,000					232,000
Mr. Karnik	51,975	173,250	519,750		11/25/2008	2.32	90,000					208,800
Mr. Zuckerman	63,000	140,000	420,000		11/25/2008	2.32	50,000		11/25/2008	75,000	2.32	192,950
Mr. Cunningham	37,499	249,990	N/A	(4)	11/25/2008	2.32	50,000					116,000
Mr. Altomare	78,000	130,000	390,000		11/25/2008	2.32	50,000					116,000

(1)	This column sets forth the threshold, target and maximum amounts of each Named Executive Officer’s annual non-equity incentive plan award for the year ended September 30, 2009 under our Fiscal Year 2009 Executive Incentive Bonus Plan for Messrs. Springsteel, Norman and Altomare; 2009 Vice President Worldwide Professional Services Incentive Bonus Plan for Mr. Karnik; 2009 General Counsel Incentive Bonus Plan for Mr. Zuckerman; and 2009 Vice President Worldwide Sales Incentive Bonus Plan for Mr. Cunningham. The actual cash bonus award earned for the year ended September 30, 2009 for each named executive officer is set forth in the “Summary Compensation Table.” As such, the amounts set forth in this column do not represent additional compensation earned by the Named Executive Officers for the year ended September 30, 2009. For a description of the aforementioned plans, see the “Compensation Discussion and Analysis” section of this information statement.
(2)	This column sets forth the amounts of each Named Executive Officer’s time-based restricted stock unit awards pursuant to the Company’s 2005 Equity Incentive Plan.
(3)	Represents the grant date fair value of stock option and restricted stock unit awards as determined in accordance with SFAS 123R. For stock option awards, these amounts have been calculated in accordance with SFAS 123R ignoring the estimate of forfeitures using the Black Scholes valuation model. For restricted stock units, the grant date fair value is calculated as the number of restricted stock units multiplied by the Company’s stock price on the date of grant.
(4)	For Mr. Cunningham, the maximum payout he could receive under the Fiscal Year 2009 Executive Incentive Bonus Plan, which constitutes 25% of his 2009 Vice President Worldwide Sales Incentive Bonus Plan, is $187,493. The remaining portion of his 2009 Vice President Worldwide Sales Incentive Bonus Plan is commissioned based, and there is no maximum.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table shows for the fiscal year ended September 30, 2009, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT SEPTEMBER 30, 2009

	Outstanding Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($/Sh)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)
Mr. Springsteel	47,916	52,084	(1)	9.25	11/19/2017	—	—
Mr. Springsteel	113,330	46,670	(1)	8.25	02/14/2017
Mr. Springsteel	358,332	41,668	(1)	7.97	02/01/2016
Mr. Springsteel	5,000	—	(2)	6.85	09/28/2015
Mr. Springsteel	5,000	—	(2)	10.85	06/15/2014
Mr. Springsteel	10,000	—	(3)	13.95	01/20/2014
Mr. Springsteel	—	—		—	—	180,000	417,600
Mr. Norman	16,770	18,230	(1)	9.25	11/19/2017	—	—
Mr. Norman	28,332	11,668	(1)	8.25	02/14/2017
Mr. Norman	19,250	2,750	(1)	8.40	03/08/2016
Mr. Norman	25,665	2,334	(1)	7.47	01/17/2016
Mr. Norman	22,000	—	(4)	4.10	05/06/2015
Mr. Norman	8,000	—	(5)	6.87	08/05/2014
Mr. Norman	—	—		—	—	100,000	232,000
Mr. Karnik	16,770	18,230	(1)	9.25	11/19/2017
Mr. Karnik	62,500	27,500	(5)	8.25	02/13/2017
Mr. Karnik	—	—		—	—	90,000	208,800
Mr. Zuckerman	20,312	54,688	(5)	2.32	11/24/2018
Mr. Zuckerman	—	—		—	—	50,000	116,000
Mr. Altomare	23,750	36,250	(5)	4.90	05/08/2018
Mr. Altomare	—	—		—	—	50,000	116,000
Mr. Cunningham	—	—		—	—	—	—

(1)	These stock options vest in equal monthly installments over four years.
(2)	These stock options vest in equal monthly installments over one year.
(3)	These stock options vest one-third after an initial one year cliff, and thereafter in equal monthly installments for the remaining two years.
(4)	These stock options vest in equal monthly installments over three years.
(5)	These stock options vest one-fourth after an initial one year cliff, and thereafter in equal monthly installments for the remaining three years.
(6)	These restricted stock units vest in equal annual installments over three years.
(7)	Represents the market value of the restricted stock units.

OPTION EXERCISES AND STOCK VESTED

The following table shows for the fiscal year ended September 30, 2009, certain information regarding option exercises and stock vested during the last fiscal year with respect to the Named Executive Officers:

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2009

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Springsteel	—	—	—	—
Mr. Norman	—	—	—	—
Mr. Karnik	—	—	—	—
Mr. Zuckerman	—	—	—	—
Mr. Cunningham	—	—	—	—
Mr. Altomare	—	—	—	—

PENSION BENEFITS

No post-employment pension benefits were awarded to the Named Executive Officers during for the fiscal year ended September 30, 2009, nor have any such benefits been awarded to them in any previous fiscal year.

NONQUALIFIED DEFINED CONTRIBUTION AND OTHER NONQUALIFIED DEFERRED COMPENSATION

No non-qualified defined contribution or other nonqualified deferred compensation benefits were awarded to the Named Executive Officers during for the fiscal year ended September 30, 2009, nor have any such benefits been awarded to them in any previous fiscal year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Entering fiscal year 2009, we had in place change of control agreements with Messrs. Springsteel, Norman and Karnik (as well as with certain other key employees of the Company). In November 2008, we entered into revised change of control agreements with Messrs. Springsteel, Norman and Karnik (as well as with certain other key employees of the Company), and initial change of control agreements with Messrs. Altomare, Cunningham and Zuckerman (as well as with certain other key employees of the Company), as described below.

The offer letter we entered into with Mr. Springsteel on January 31, 2006 contained terms regarding a change of control. Pursuant to that offer letter, in the event of a “change of control,” as defined in the offer letter, we would accelerate the vesting of any equity that Mr. Springsteel had been granted as of the effective date of the change of control such that the equity would be fully vested for an additional twelve (12) month period as of the effective date of the change in control. Notwithstanding the foregoing, his stock option to purchase 400,000 shares of Common Stock granted as of February 1, 2006 would vest 100% as of the effective date of the change in control. In addition, in the event Mr. Springsteel was terminated without “cause,” as defined in the offer letter, or voluntarily left employment for “good reason,” as defined in the offer letter, whether or not in connection with a change of control, he would receive, among other benefits, the following: (a) monthly payments of $100,000 for a period of ten (10) months, and (b) with respect to options and restricted stock, accelerated vesting of a number of shares equal to twelve (12) months’ worth of vesting. Such acceleration would be in addition to any accelerated vesting received upon a change of control, but in no event would the amount exceed the amount of the original grant.

In November 2008, the Chordiant Board adopted a revised standard form of change of control agreement which, among other things, incorporated language designed to make it exempt from Section 409A of the Code. We entered into such a change of control agreement with Mr. Springsteel, which consolidates the substantive severance and change of control terms of his offer letter (and supersedes and replaces such terms), and also provides that if he is terminated without “cause” as defined in the agreement, or voluntarily leaves employment for “good reason” as defined in the agreement, within twelve (12) months following a “change of control,” as defined in the agreement, then he will receive, among other benefits (a) payment of his salary for twenty-four (24) months, (b) payment of two times his annual target bonus over twenty-four (24) months, (c) continuation of health insurance for eighteen (18) months, and (d) payment of $3,000 to cover premiums on his life insurance policies over twenty-four (24) months.

The change of control agreement that we had in place with Mr. Norman prior to November 2008 provided that if he was terminated either without “cause,” as defined in the agreement, or voluntarily left employment for “good reason,” as defined in the agreement, within ninety (90) days prior to a “change of control,” as defined in the agreement, or twelve (12) months following a change of control, then he would receive, among other benefits, the following: (a) payment of his salary for a period of twelve (12) months, (b) payment of his annual target bonus, (c) continuation of health insurance for one year, (d) a lump sum payment of $3,000 to cover premiums on his life insurance policies, (e) so long as not prohibited by law, automatic extension of sixty (60) months to repay any promissory note, loan or other indebtedness to us, and (f) with respect to options and restricted stock, accelerated vesting of a number of shares equal to the greater of (i) 50% of the then-unvested shares, or (ii) twelve (12) months’ worth of vesting. In November 2008, we entered into our revised standard change of control agreement with Mr. Norman, which incorporated substantially the same terms as his prior agreement, except that he will receive, among other benefits (a) payment of his salary for eighteen (18) months, (b) payment of 1.5 times his annual target bonus over eighteen (18) months, (c) continuation of health insurance for eighteen (18) months, and (d) payment of $3,000 to cover premiums on his life insurance policies over eighteen (18) months. We eliminated the repayment extension noted above.

The change of control agreement that we had in place during with Mr. Karnik prior to November 2008 provided generally that if he is terminated either without “cause,” as defined in the agreement, or voluntarily leaves employment for “good reason,” as defined in the agreement, within twelve (12) months following a

“change of control,” as defined in the agreement, then he would receive, among other benefits, the following: (a) payment of his salary for a period of six (6) months, (b) payment of his annual target bonus, (c) continuation of health insurance for six (6) months, (d) a lump sum payment of $3,000 to cover premiums on his life insurance policies, and (e) with respect to options and restricted stock, accelerated vesting of a number of shares equal to the lesser of (i) 50% of the then-unvested shares, or (ii) twelve (12) months’ worth of vesting, not to exceed, when added to any additional vesting provided in the Company’s equity incentive plans or otherwise, twenty-four (24) months in the aggregate. In November 2008, we entered into our revised standard change of control agreement with Mr. Karnik, as well as with Messrs. Altomare, Cunningham and Zuckerman (and with certain other key employees). Those agreements contain substantially the same terms as described above for Mr. Karnik, except that the executive will receive (a) payment of his salary for twelve (12) months, (b) payment of his annual target bonus over twelve (12) months, (c) continuation of health insurance for twelve (12) months, and (d) payment of $3,000 to cover premiums on his life insurance policies over twelve (12) months.

In addition to the equity acceleration described above, the Company’s equity incentive plans provide for accelerated vesting in the event of a “change of control” (as defined therein) of that number of shares that would have been vested as of the date that is twelve (12) months following the change of control. Further, the Company’s standard restricted stock unit grant notice and agreement provide for accelerated vesting in the event of a “change of control” (as defined in the Company’s equity incentive plans) of 100% of the shares covered thereby.

Finally, each of the change of control agreements that we had in place prior to fiscal year 2009 obligated us to make gross-up payments to the executive in the event the severance benefits payable under those agreements result in the executive having to pay certain excise taxes. However, with the exception of Mr. Springsteel’s change of control agreement, the revised standard change of control agreement does not provide for such gross-up payments, but rather contains a “best after tax” provision. Mr. Springsteel’s rights to a gross-up are capped at a maximum value of $1,500,000.

Potential Payments Upon Change-In-Control – No Termination

The following table provides information concerning the estimated payments and benefits that would be provided to each of the Named Executive Officers upon a change in control and without any concurrent or related termination of employment. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal year 2009 (September 30, 2009), and the price per share of Common Stock is the closing price on the NASDAQ Global Select Market as of that date ($3.89). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Option Awards ($)(1)	Restricted Stock Unit Awards ($)(2)	Gross-up Payments ($)	Total ($)
Mr. Springsteel	—	700,200	—	700,200
Mr. Norman	—	389,000	—	389,000
Mr. Karnik	—	350,100	—	350,100
Mr. Zuckerman	85,860	194,500	—	280,360
Mr. Cunningham	—	—	—	—
Mr. Altomare	—	194,500	—	194,500

(1)	Pursuant to the Company’s 2005 Equity Incentive Plan, if the acquirer does not assume or continue the stock options, the options accelerate in full immediately prior to the closing of the transaction, which value is disclosed in the table above. If the acquirer does assume or continue the stock options, that plan provides for 12-months accelerated vesting of stock options, which, for Mr. Zuckerman, would have a value of $29,438. Stock options held by all other Named Executive Officers were out of the money on September 30, 2009 and thus no value is reportable.
(2)	Based upon 100% acceleration of outstanding restricted stock units.

Potential Payments Upon Termination – No Change-In-Control

The following table provides information concerning the estimated payments and benefits that would be provided to each of the Named Executive Officers upon a termination of employment without cause (or a resignation for good reason) and without any concurrent or related change in control. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal year 2009 (September 30, 2009), and the price per share of Common Stock is the closing price on the NASDAQ Global Select Market as of that date ($3.89). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Salary Portion or Equivalent/ COBRA Benefits ($)		Option Awards ($)		Restricted Stock Unit Awards ($)		Total ($)
Mr. Springsteel	1,000,000	(1)	—	(2)	233,400	(2)	1,233,400
Mr. Norman	160,903	(3)	—		—		160,903
Mr. Karnik	155,278	(3)	—		—		155,278
Mr. Zuckerman	145,565	(3)	—		—		145,565
Mr. Cunningham	187,200	(4)	—		—		187,200
Mr. Altomare	137,378	(5)	—		—		137,378

(1)	$100,000/month over 10 months pursuant to Mr. Springsteel’s change in control agreement.
(2)	Value of 12-months acceleration of stock awards pursuant to Mr. Springsteel’s change in control agreement.
(3)	Estimated payments and benefits assuming the continuation of the Company’s historical practice of providing executives with 6-months salary continuation and 6-months COBRA benefits in connection with a termination not for cause, subject to the execution of a separation agreement.
(4)	Mr. Cunningham received these payments and benefits pursuant to his separation agreement, effective February 13, 2009, which included 6-months salary continuation, bonuses and commissions as if he was employed through March 31, 2009, and 6-months COBRA benefits.
(5)	Mr. Altomare received or is receiving these payments and benefits pursuant to his separation agreement, effective October 9, 2009, which includes 6-months salary continuation and 6-months COBRA benefits.

Potential Payments Upon Termination And Change-In-Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the Named Executive Officers. Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal year 2009 (September 30, 2009), and the price per share of Common Stock is the closing price on the NASDAQ Global Select Market as of that date ($3.89). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Salary Portion or Equivalent ($)(1)	Annual Bonus ($)(2)	Option Awards ($)(3)	Restricted Stock Unit Awards ($)(4)	Gross-up Payments ($)	All Other Compensation ($)(5)	Total ($)
Mr. Springsteel	1,100,000	1,100,000	—	700,200	979,253	35,214	3,914,667
Mr. Norman	450,000	270,000	—	389,000	—	35,946	1,144,946
Mr. Karnik	288,750	173,250	—	350,100	—	24,925	837,025
Mr. Zuckerman	280,000	140,000	57,649	194,500	—	14,271	686,420
Mr. Cunningham(6)	—	—	—	—	—	—	—
Mr. Altomare	260,000	130,000	—	194,500	—	17,728	602,228

(1)	Based on 24-months base salary for Mr. Springsteel, 18-months base salary for Mr. Norman, and 12-months base salary for Messrs. Karnik, Zuckerman and Altomare. Payments would be made over the aforementioned periods.
(2)	Based on 24-months annual target bonus for Mr. Springsteel, 18-months annual target bonus for Mr. Norman, and 12-months annual target bonus for Messrs. Karnik, Zuckerman and Altomare. Payments would be made over the aforementioned periods.
(3)	Based on 12-months acceleration of stock options under the Company’s 2005 Equity Incentive Plan and acceleration of stock options under the applicable change in control agreement.
(4)	Based upon 100% acceleration of outstanding restricted stock units.
(5)	Estimated payments based on COBRA premiums for health insurance and $3,000 for life insurance premiums.
(6)	Mr. Cunningham was not employed as of September 30, 2009 and thus would not receive any change in control benefits.

CERTAIN RELATED-PERSON TRANSACTIONS

In 2007, the Company adopted a written Related-Person Transactions Policy that sets forth the Company’s policies and procedures regarding the identification, review, consideration and approval or ratification of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Company of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, the Company relies on information supplied by its executive officers, directors and certain significant shareholders. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to the Company, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products, and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee evaluate, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Audit Committee determines in the good faith exercise of its discretion. The Company did not have any “related-person transactions” in fiscal year 2009.

The Company has entered into indemnification agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company’s Bylaws. We also intend to execute these agreements with our future directors and officers.

Annex II

March 14, 2010

Board of Directors

Chordiant Software, Inc.

20400 Stevens Creek Blvd, Suite 400

Cupertino, CA 95014

Members of the Board:

We understand that Chordiant Software, Inc. (“Chordiant” or the “Company”), Pegasystems Inc. (the “Buyer”) and Maple Leaf Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 14, 2010 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $5.00 per share, net to the holder thereof in cash without interest (the “Per Share Amount”) and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Company, any wholly owned subsidiary of the Company, the Buyer or any wholly owned subsidiary of the Buyer, or Acquisition Sub or as to which appraisal rights have been perfected, will be converted into the right to receive the Per Share Amount. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment of any terms or conditions or delay. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction contemplated by the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Tender Offer. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Company Common Stock will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the

Company should tender their shares in the Tender Offer, or as to how the shareholders of the Company should vote at any shareholders’ meeting that may be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Per Share Amount to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Michael F. Wyatt
Michael F. Wyatt
Managing Director

ANNEX III

Section 262 of the Delaware General Corporation Code

Section 262: APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

III-1

incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

III-2

otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

III-3

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-4